EXHIBIT 2.1

STOCK SUBSCRIPTION AND PURCHASE AGREEMENT

by and among

TRIDENT FIS HOLDINGS, LLC,

TRIDENT FIS PF HOLDINGS, LLC,

INSURANCE SOLUTIONS HOLDINGS, INC.,

INSURANCE SOLUTIONS GROUP, INC.,

FISERV, INC.

and

FISERV INSURANCE HOLDINGS, INC.

Dated as of July 1, 2008

i

	3.2.15	ERISA	37
	3.2.16	Environmental Matters	39
	3.2.17	Litigation	40
	3.2.18	Brokers, Finders, etc	40
	3.2.19	Customers and Suppliers	41
	3.2.20	Acquisition and Disposition Agreements	41
	3.2.21	Investment	41
3.3.	Representations and Warranties of the Trident Investors		42
	3.3.1	Authorization; No Conflicts; Status of Holdco, Newco and the Trident Investors, etc.	42
	3.3.2	Litigation	44
	3.3.3	Compliance with Laws	44
	3.3.4	Financing	45
	3.3.5	Brokers, Finders, etc	45
	3.3.6	Investment	45
3.4.	No Other Representations		45

ARTICLE IV

CONDITIONS PRECEDENT

4.1. Conditions to the Obligations of the Sellers, Holdco, Newco and the Trident Investors			46
	4.1.1	HSR Act	46
	4.1.2	No Proceedings	46
4.2. Conditions to Holdco’s, Newco’s and the Trident Investors’ Obligations			46
	4.2.1	Representations and Warranties	46
	4.2.2	Performance	47
	4.2.3	Certificate	47
	4.2.4	FIRPTA Certificate	47
	4.2.5	Intercompany Notes	47
	4.2.6	Transaction Documents	47
	4.2.7	Distribution of Insurance Wholesalers	47
4.3. Conditions to the Sellers’ Obligations			47
	4.3.1	Representations and Warranties	48
	4.3.2	Performance	48
	4.3.3	Certificate	48
	4.3.4	Transaction Documents	48

ARTICLE V

COVENANTS

5.1. Conduct of Business			49

5.2.	Access and Information	51
5.3.	Filings and Authorizations	51
5.4.	No Solicitation	52
5.5.	Further Assurances	52
5.6.	Affiliate Agreements	52
5.7.	Further Actions	53
5.8.	Employees; Employee Benefits	53
5.9.	Intellectual Property Transfers	56
5.10.	Liens	57
5.11.	Insurance Matters	57
5.12.	Receivables Adjustment	59

ARTICLE VI

TERMINATION

6.1.	Termination	60
6.2.	Termination Fees	62

ARTICLE VII

INDEMNIFICATION

7.1.	Survival of Representations and Warranties	64
7.2.	Limitations on Indemnification	65
7.3.	Indemnity	67
7.4.	Third-Party Claims	68
7.5.	Tax Matters	69

ARTICLE VIII

MISCELLANEOUS

8.1.	Notices	74
8.2.	Entire Agreement	75
8.3.	Expenses	75
8.4.	Public Announcements	76
8.5.	Waiver	76
8.6.	Amendment	76
8.7.	No Third Party Beneficiary	76
8.8.	No Assignment; Binding Effect	77
8.9.	Headings	77
8.10.	Invalid Provisions	77
8.11.	Counterparts	77

8.12.	Governing Law, etc.	77
8.13.	Enforcement	78
8.14.	No Recourse	78

Exhibits

Exhibit A	Form of Holdco Preferred Stock Certificate of Designation
Exhibit B	Form of Letter Agreement
Exhibit C	Form of Management Rights Letter Agreement
Exhibit D	Form of Management Subscription Agreement
Exhibit E	Form of Seller Note
Exhibit F	Form of Stockholders Agreement
Exhibit G	Form of Transition License Agreement
Exhibit H	Form of Transition Services Agreement
Exhibit I	Form of Management Equity Plan
Exhibit J	Applicable Accounting Principles
Exhibit K	Form of Employee Side Letter
Exhibit L	Management Equity Term Sheet

Annex A	Holdco Preferred Stock Subscription Amounts
Annex B	Management Investors

STOCK SUBSCRIPTION AND PURCHASE AGREEMENT

STOCK SUBSCRIPTION AND PURCHASE AGREEMENT (including the Exhibits, Schedules and Annexes hereto, in all cases, as amended or otherwise modified from time to time in accordance with the terms of this Agreement, this “Agreement”), dated as of July 1, 2008, by and among Trident FIS Holdings, LLC, a Delaware limited liability company (“Trident IV Investor), and Trident FIS PF Holdings, LLC, a Delaware limited liability company (“Trident Professionals” and, together with Trident IV Investor, the “Trident Investors”), Insurance Solutions Holdings, Inc., a Delaware corporation (“Holdco”), Insurance Solutions Group, Inc., a Delaware corporation (“Newco”), Fiserv, Inc., a Wisconsin corporation (“FISV”), and Fiserv Insurance Holdings, Inc., a Delaware corporation (“FISH” and, together with FISV, the “Sellers”). Capitalized terms used herein shall have the meanings set forth in Article I.

W I T N E S S E T H

WHEREAS, FISH is a wholly-owned Subsidiary of FISV, and FISH currently owns 100 shares of common stock, par value $0.01 per share (the “Company Common Shares”) of Fiserv Insurance Solutions, Inc., a Delaware corporation (the “Company”), which constitute all of the issued and outstanding Company Common Shares;

WHEREAS, prior to the date hereof, the Trident Investors incorporated Holdco and Newco for the purposes described below;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, the Trident Investors wish to contribute cash to Holdco in consideration of Holdco’s issuance to the Trident Investors of shares of Series A convertible preferred stock of Holdco (the powers, preferences and rights of which shall be set forth in the Holdco Preferred Stock Certificate of Designation) (the “Holdco Series A Preferred Shares”), representing 51% of the equity of Holdco, before giving effect to the issuance of equity to management of the Company pursuant to the Management Subscription Agreements and the Management Equity Plan (the “Management Equity”);

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, FISH wishes to contribute 49 shares of Company Common Stock, representing a 49% interest in the Company as of immediately prior to the Closing (the “49% Interest”) to Holdco in consideration of Holdco’s issuance to FISH of shares of Series B convertible preferred stock of Holdco (the powers, preferences and rights of which shall be set forth in the Holdco Preferred Stock Certificate of Designation) (the “Holdco Series B Preferred Shares”), representing 49% of the equity of Holdco before giving effect to the Management Equity;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, Holdco wishes to contribute all such cash received from the Trident Investors, all such cash received by Holdco pursuant to the Management Subscription Agreements and the 49% Interest to Newco in consideration of Newco’s issuance of 100% of its outstanding capital stock to Holdco;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, Newco wishes to purchase from FISH for cash and the issuance of the Seller Note 51 shares of Company Common Stock, representing a 51% interest in the Company as of immediately prior to the Closing (the “51% Interest”);

WHEREAS, simultaneously herewith, Trident FISG Lender, LLC, a Delaware limited liability company, as lender and Newco, as borrower, are entering into the Bridge Credit Facility to enable Holdco to finance certain of its obligations under this Agreement;

WHEREAS, simultaneously herewith, FISV, as lender and Newco, as borrower, are entering into the Revolving Credit Facility;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, Newco wishes to contribute to the Company cash sufficient to enable the Company Group to repay the Intercompany Notes in full;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, the parties hereto will cause the Company Group to repay the Intercompany Notes in full;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, Holdco will adopt the Management Equity Plan;

WHEREAS, in connection with, and subject to the occurrence of, the Closing under this Agreement, Holdco, the Trident Investors, the Sellers and certain other parties will enter into the Stockholders Agreement;

WHEREAS, to induce the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Trident IV, the sole member of Trident IV Investor on the date hereof, has agreed to execute and deliver on the date hereof to the Sellers a Limited Guaranty (the “Limited Guaranty”) of certain of the obligations of the Trident Investors under this Agreement up to and through the Closing, on the terms and conditions set forth in such Limited Guaranty; and

WHEREAS, simultaneously herewith, each of the Management Investors is entering into a Management Subscription Agreement providing for the purchase of Holdco Class A Preferred Shares effective upon the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made herein and of the mutual benefits to be derived herefrom, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The terms defined in this Article I, whenever used in this Agreement, shall have the following meanings for all purposes of this Agreement.

“49% Interest” has the meaning set forth in the recitals.

“51% Interest” has the meaning set forth in the recitals.

“51% Interest Cash Purchase Price” has the meaning set forth in Section 2.3(h).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any indication of interest in, any direct acquisition or purchase, whether by way of asset purchase, stock purchase, merger, consolidation, share exchange, business combination or otherwise, of any material assets of FISH or any of its Subsidiaries.

“Affiliate” means, with respect to a specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person, including but not limited to a Subsidiary of the specified Person, a Person of which the specified Person is a Subsidiary, or another Subsidiary of a Person of which the specified Person is also a Subsidiary. As used in this definition, the terms “control” or “under common control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Applicable A/R Percentage” initially means 80%; provided that such percentage shall be adjusted as of December 31st and June 30th of each year following the Closing Date (with the first such adjustment to occur as of December 31, 2008), such that, at each such date of adjustment, it shall become equal to the quotient of (i) the excess of (A) the Gross Closing Receivables less the Interim Cash Collections over (B) the Gross Closing Reserve less the Utilized Reserve, divided by (ii) the Gross Closing Receivables less the Interim Cash Collections.

“Applicable Accounting Principles” has the meaning set forth in Section 2.5(a).

“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any Governmental Approvals, and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Approved Settlement” has the meaning set forth in the definition of “Utilized Reserve” contained in this Section 1.1.

“Assets” means all of the assets (real and personal, tangible and intangible, including all Intellectual Property) that are owned or leased by any member of the Company Group in connection with the Business or are reflected on the unaudited consolidated financial statements of the Company Group as at and for the year ended December 31, 2007 or were acquired after December 31, 2007, including each member of the Company Group’s rights, title and interest in, to and under all assets, equity holdings, properties, claims, contracts and businesses of every kind, character and description, whether tangible or intangible, whether personal or mixed, whether accrued, contingent or otherwise, wherever located, that are used or held for use in, or accounted for as a part of, the ownership and operation of such member of the Company Group. For the avoidance of doubt, the Assets shall not include the capital stock or assets of Insurance Wholesalers.

“Asset Sale” has the meaning set forth in the Holdco Preferred Stock Certificate of Designation.

“Bridge Credit Facility” means the Credit Agreement, dated as of the date hereof, between Newco, as borrower, and Trident FISG Lender LLC, as lender, and any ancillary documents related thereto.

“Business” means the business and operations of the Company Group as currently conducted and as conducted up to the Closing.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required under Applicable Law to close.

“Cap” has the meaning set forth in Section 7.2(a).

“Change of Control Transaction” has the meaning set forth in the Holdco Preferred Stock Certificate of Designation.

“CheckFree Employees” has the meaning set forth in Section 5.8(d).

“Closing” means the consummation of the transactions contemplated by Article II.

“Closing Balance Sheet” has the meaning set forth in Section 2.5(b).

“Closing Date” means the date on which the Closing occurs.

“Closing Date Documents” means the Stockholders Agreement, the Holdco Preferred Stock Certificate of Designation, the Seller Note, the Transition Services Agreement, the Transition License Agreement and the Letter Agreement.

“Closing Liquidity” means the cash and cash equivalents of the Company and its consolidated Subsidiaries, each as shown on the Closing Balance Sheet, and calculated in accordance with the Applicable Accounting Principles.

“Closing Date Receivables” has the meaning set forth in Section 2.5(b).

“Closing Statement” has the meaning set forth in Section 2.5(b).

“Closing Working Capital” means (i) current assets of the Company and its consolidated Subsidiaries other than cash and cash equivalents minus (ii) current liabilities of the Company and its consolidated Subsidiaries, each as shown on the Closing Balance Sheet, and calculated in accordance with the Applicable Accounting Principles.

“COBRA” has the meaning set forth in Section 3.2.15(e).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Company Common Shares” has the meaning set forth in the recitals.

“Company Contract” has the meaning set forth in Section 3.2.8(a).

“Company Employment and Withholding Taxes” means any federal, state, local or foreign employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, or other similar Tax, duty or other governmental charge or assessment or deficiency thereof or any Tax required to be withheld by or on behalf of any member of the Company Group in connection with amounts paid or owing to any employee, independent contractor, creditor or other party (including, but not limited to, all interest, additions to Tax and penalties thereon, and additions thereto, and whether or not such item or amount is disputed).

“Company Facilities” means any property presently operated by any member of the Company Group.

“Company Financial Statements” means (i) the unaudited consolidated financial statements of the Company Group as at and for the years ended December 31, 2007, 2006 and 2005, including balance sheets, statements of operations and statements of cash flows, (ii) the unaudited consolidated financial statements of the Company Group as at and for the three-month period ended March 31, 2008, including a balance sheet, a statement of operations and a statement of cash flows, and (iii) the unaudited consolidated financial statements of the Company Group as at and for the five-month period ended May 31, 2008, including balance sheets, statements of operations and statements of cash flows.

“Company Group” has the meaning set forth in Section 3.2.1(a).

“Company Group Securities” has the meaning set forth in Section 3.2.2(c).

“Company Permitted Encumbrances” has the meaning set forth in Section 3.2.7(a).

“Company Plan” has the meaning set forth in Section 3.2.15(a).

“Company Tax Return” means any Tax Return (other than a FISV Group Tax Return) required to be filed by or on behalf of any member of the Company Group.

“Company Taxes” has the meaning set forth in Section 3.2.6(a).

“Consent” means any consent, approval, authorization, waiver, permit, license, grant, franchise, concession, agreement, certificate, exemption or order of, or registration, declaration or filing with, or report or notice to, any Person, including but not limited to any Governmental Entity.

“Deductible Amount” has the meaning set forth in Section 7.2(a).

“Determination Date” means the fourth anniversary of the Closing Date (or such earlier date determined in accordance with Section 5.12(d).

“Determination Date Collections” has the meaning set forth in Section 5.12(a).

“Dispute Notice” has the meaning set forth in Section 2.5(c).

“Disputed Item” has the meaning set forth in Section 2.5(c).

“Employee Side Letter” means the letter agreement to be entered into on the date hereof among Holdco and each of the Management Investors, substantially in the form of Exhibit K hereto.

“End Date” has the meaning set forth in Section 6.1(b).

“Environmental Law” means all federal, state, local and foreign statutes, ordinances, regulations, orders, directives and decrees concerning pollution or protection of the environment or occupational health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including any rules or regulations issued thereunder.

“ERISA Affiliate” means, as to any Person, any other Person which, together with such Person, is or has been within the preceding six years treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Statement” has the meaning set forth in Section 2.5(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.5(a).

“Estimated Closing Liquidity” has the meaning set forth in Section 2.5(a).

“Fiserv Loan Documents” means, collectively, (i) the Credit Agreement, dated as of March 24, 2006, as amended, among FISV, certain foreign subsidiaries thereof from time to time parties thereto and the financial institutions parties thereto, (ii) the Loan Agreement, dated as of November 9, 2007, among FISV and the financial institutions parties thereto, (iii) the Indenture, dated as of November 20, 2007, by and among FISV, the guarantors named therein and U.S. Bank National Association, (iv) the First Supplemental Indenture, dated as of November 20, 2007, among FISV, the guarantors named therein and U.S. Bank National Association, (v) the Second Supplemental Indenture, dated as of November 20, 2007, among FISV, the guarantors named therein and U.S. Bank National Association, and (vi) and any other similar agreement or instrument.

“FISH” has the meaning set forth in the preamble.

“FISV” has the meaning set forth in the preamble.

“FISV Group” means the federal consolidated return group of which FISV (or any of its Affiliates other than the members of the Company Group) and any member of the Company Group are members and any similar group for which the income of FISV (or any of its Affiliates other than the members of the Company Group) and any member of the Company Group is reported on a combined, consolidated or unitary basis for the purposes of any taxing jurisdiction.

“FISV Group Tax Return” means any Tax Return of a FISV Group.

“FISV Insurance Policy” has the meaning set forth in Section 5.11(a).

“GAAP” has the meaning set forth in Section 3.2.3(a).

“Governmental Approval” means any Consent of, with or to any Governmental Entity.

“Governmental Entity” means any federal, state, local, municipal, county, foreign or other governmental, quasi-governmental, administrative or regulatory authority, body, agency, court, tribunal, commission or other similar governmental entity (including any branch, department, agency or political subdivision thereof) or any stock exchange or self-regulating body of similar standing.

“Gross Closing Receivables” means the aggregate amount of all accounts receivable of the Company Group with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc. recorded or reflected on the Closing Balance Sheet.

“Gross Closing Reserve” means the aggregate amount of any reserves for doubtful accounts recorded or reflected on the Closing Balance Sheet in respect of accounts receivable of the Company Group with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc.

“Hazardous Substances” means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or petroleum products, radon gas, microbiological contamination or, (ii) is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

“Holdco” has the meaning set forth in the preamble.

“Holdco Common Shares” means the shares of common stock of Holdco, par value $0.01 per share.

“Holdco Preferred Stock Certificate of Designation” means the Certificate of Designation of the Holdco Series A Preferred Shares and the Holdco Series B Preferred Shares, which shall be substantially in the form of Exhibit A hereto.

“Holdco Series A Preferred Shares” has the meaning set forth in the recitals.

“Holdco Series B Preferred Shares” has the meaning set forth in the recitals.

“Holdco Shares” means the Holdco Common Shares, Holdco Series A Preferred Shares and Holdco Series B Preferred Shares.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related regulations.

“Inactive Employee” has the meaning set forth in Section 5.8(c).

“Income Tax” means any Tax on or measured by income, profits or gross receipts.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien, other than a Company Permitted Encumbrance, on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers’ compensation insurance, and (c) surety bonds and customs bonds), and (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

“Indemnifiable Losses” has the meaning set forth in Section 7.2(c).

“Indemnified Party” has the meaning set forth in Section 7.2(d).

“Independent Accountant” means a nationally recognized independent registered public accounting firm appointed by mutual agreement of the Trident Investors and the Sellers.

“Insurance Wholesalers” means Insurance Wholesalers Insurance Services, Inc., a California corporation.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, statutory invention registrations, inventions, other industrial property rights, and all continuations, divisions, renewals, extensions and reissues of the foregoing; (ii) trademarks, service marks, trade names, logos and trade dress; (iii) domain names; (iv) copyrights, software, and databases; (v) Trade Secrets; (vi) rights of privacy, publicity and endorsement; and (vii) all registrations and applications to register or renew the registration of any of the foregoing.

“Intercompany Notes” means all of the Indebtedness or other payment obligations outstanding owed by members of the Company Group to FISV or its Subsidiaries (other than the Company Group), including the notes issued by members of the Company Group to FISV and listed on Schedule 1.1 of the Seller Disclosure Schedule.

“Intercompany Notes Payoff Amount” means the amount necessary for the Company Group to pay the full amount outstanding as of the Closing Date under the Intercompany Notes, including accrued but unpaid interest thereon.

“Interim Cash Collections”, as of any date of determination, means the aggregate amount of all cash collected by the Company Group from the Closing Date to the date of such determination, net of all third-party fees and expenses in connection with such collections, in respect of accounts receivable reflected on the Closing Balance Sheet or reflected on a previous balance sheet of the Company Group and written off prior to the Closing with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc.

“Investors” means the Management Investors and the Trident Investors, collectively.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Sellers” means the actual knowledge, after reasonable due inquiry, of Jim Cox, Charles Sprague, Julia Jensen, Mark Damico, David DeClark, Gary Sherne, Joseph Hensley and P. Michael Jones.

“Knowledge of the Trident Investors” means the actual knowledge, after reasonable due inquiry, of Kurt Bolin, Nicolas Zerbib, David Wermuth, Fayez Muhtadie and Charles Davis.

“Leases” means the real property leases, subleases, licenses and occupancy agreements pursuant to which any member of the Company Group is the lessee, sublessee, licensee, user or occupant of real property used in or held for use in connection with, necessary for the conduct of, or otherwise material to, the Business.

“Letter Agreement” means the letter agreement to be entered into by FISV, FISH and the Trident Investors on the Closing Date, substantially in the form attached as Exhibit B hereto.

“Lien” means any lien, mortgage, pledge, charge, security interest, title retention agreement, hypothecation, or other encumbrance or adverse claim of any kind or description.

“Limited Claims” has the meaning set forth in Section 7.2(a).

“Limited Guaranty” has the meaning set forth in the recitals.

“Liquidity” means the cash and cash equivalents of the Company and its consolidated Subsidiaries, calculated in accordance with Applicable Accounting Principles.

“Management Equity” has the meaning set forth in the recitals.

“Management Equity Plan” has the meaning set forth in Section 2.4.

“Management Equity Term Sheet” has the meaning set forth in Section 2.4.

“Management Investors” means the individuals listed on Annex B.

“Management Rights Letter Agreement” means the letter agreement to be entered into by Trident IV and Newco on the Closing Date, substantially in the form of Exhibit C hereto.

“Management Subscription Agreements” means, with respect to each Management Investor, the Management Subscription Agreement executed by such Management Investor on the date hereof substantially in the form of Exhibit D hereto.

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, change, effect, occurrence, development, condition or event that has had, or would reasonably be expected to have, (x) a material adverse effect on the business, operations, assets, liabilities or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (y) would prevent or materially delay, or otherwise materially adversely affect the ability of such Person to consummate the transactions contemplated by this Agreement, except to the extent that such fact, circumstance, change, effect, occurrence, development, condition or event results from:

(i) changes in general economic or political conditions or the securities markets, including changes in interest rates;

(ii) changes or proposed changes in Applicable Laws by any Governmental Entity, or changes in GAAP or regulatory accounting requirements applicable to the Company and its Subsidiaries, following the date of this Agreement;

(iii) changes affecting generally the insurance software and services industry;

(iv) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(v) the announcement of the transactions contemplated by this Agreement, to the extent such announcement is made in accordance with Section 8.4; or

(vi) the consummation of the transactions contemplated by this Agreement, or the taking by the Sellers or the Company or its Subsidiaries of any action expressly required to be taken by such party pursuant to this Agreement;

provided that, in the case of any clause (i) through (iv) above, such matters do not affect such Person in a manner that is materially and adversely disproportionate to the manner in which such matters affect others in the insurance software and services industry. For the avoidance of doubt, unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, dispositive for purposes of determining whether any fact, circumstance, change, effect, occurrence or event has, or would reasonably be expected to have, a “Material Adverse Effect”.

“New LDR Rules” has the meaning set forth in Section 7.5(g).

“Newco” has the meaning set forth in the preamble.

“Newco Common Shares” has the meaning set forth in Section 2.3(f).

“Organizational Documents” means, as to any Person, the articles of incorporation, certificate of incorporation, memorandum and articles of association, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar constituent documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Outstanding Seller Equity Awards” means each equity or equity-based award with respect to FISV stock, outstanding as of the day prior to the Closing, that was awarded to an employee of any member of the Company Group, any employee who will transfer employment to the Company Group pursuant to Section 5.8(b), any employee identified on Schedule 5.8(d) or any Inactive Employee.

“Owned Real Property” has the meaning set forth in Section 3.2.7.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Date Tax Periods” means, with respect to any member of a Company Group, all Tax periods ending on or before the Closing Date, and the portion of any Straddle Tax Period ending on such Closing Date.

“Previously Disclosed” means information set forth by the Sellers in the Section of the Seller Disclosure Schedule corresponding to the Section of this Agreement where such term is used (or another such Schedule where the applicability to such Section is reasonably evident on the face of such Schedule).

“Prime Rate” means the rate of interest per annum published by the eastern edition of the Wall Street Journal from time to time as the prime lending rate.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, consultants, agents, advisors, Affiliates and other representatives.

“Receivables Certificate” has the meaning set forth in Section 5.12(a).

“Resolution Period” has the meaning set forth in Section 2.5(d).

“Retention Period” has the meaning set forth in Section 7.5(f).

“Revolving Credit Facility” means the Revolving Credit Agreement, dated as of the date hereof, between Newco, as borrower, and FISV, as lender, and any ancillary documents related thereto.

“Schedule” means each of the Schedules referred to herein (including the Seller Disclosure Schedule), and all exhibits thereto.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Affiliate” has the meaning set forth in Section 6.2(e).

“Seller Disclosure Schedule” has the meaning set forth in Section 3.1.

“Seller Note” means the note to be issued by Newco to FISV on the Closing Date, substantially in the form attached as Exhibit E hereto.

“Sellers” has the meaning set forth in the preamble.

“Stockholders Agreement” means the stockholders agreement with respect to Holdco to be entered into, on the Closing Date, by Holdco, FISH and the Investors, in substantially the form attached as Exhibit F hereto, as will be amended at or prior to the Closing in accordance with the provisions of the Management Equity Term Sheet.

“Straddle Tax Period” shall mean, with respect to any member of the Company Group, any complete Tax period that includes but does not end on the Closing Date.

“Subscription Price” has the meaning set forth in Section 2.1.

“Subsidiary” means, with respect to any Person, any corporation or other Person, a majority of the outstanding voting stock or other equity or similar ownership interests of which is owned, directly or indirectly, by that Person.

“Target Liquidity” means $25,000,000.

“Target Working Capital” means $156,000,000.

“Tax Benefit” has the meaning set forth in Section 7.2(d).

“Tax Referee” has the meaning set forth in Section 7.5(h).

“Tax Return” means any return, report, declaration, form, claim for refund or credit or information statement relating to Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (i) all taxes of any kind or any charge in the nature of (or similar to) taxes whatsoever, including any interest and penalties thereon or other additions thereto, imposed by any Governmental Entity, including income or profits taxes, payroll and employee withholding taxes, sales and use taxes, ad valorem taxes, value added taxes, estimated taxes, excise taxes, franchise taxes, gross receipts taxes, real and personal property taxes, environmental taxes, and transfer taxes and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, or as a result of being liable for another Person’s taxes as a transferee or successor or by contract.

“Termination Fee” has the meaning set forth in Section 6.2(a).

“Third-Party Claim” has the meaning set forth in Section 7.4.

“Trade Secrets” means all confidential and proprietary information, know-how, trade secrets, technologies, techniques, processes and similar rights under the Uniform Trade Secrets Act or similar legislation.

“Transaction Documents” means the Stockholders Agreement, the Holdco Preferred Stock Certificate of Designation, the Bridge Credit Facility and other agreements related thereto, the Revolving Credit Facility and other agreements related thereto, the Seller Note, the Management Subscription Agreements, the Employee Side Letter, the Transition Services Agreement, the Transition License Agreement, the Management Rights Letter Agreement and the Letter Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, registration and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the transactions set forth in Section 2.3.

“Transition License Agreement” means the Transition License Agreement, to be entered into on the Closing Date by FISV and the Company, substantially in the form attached as Exhibit G hereto.

“Transition Services Agreement” means the Transition Services Agreement, to be entered into on the Closing Date by FISV and the Company, substantially in the form attached as Exhibit H hereto.

“Treasury Regulations” means the regulations prescribed under the Code.

“Trident Affiliate” has the meaning set forth in Section 6.2(e).

“Trident Investors” has the meaning set forth in the preamble.

“Trident IV” means Trident IV, L.P., a Cayman Islands exempted limited partnership.

“Trident IV Investor” has the meaning set forth in the preamble.

“Trident Professionals” has the meaning set forth in the preamble.

“Unresolved Items” has the meaning set forth in Section 2.5(e).

“USERRA” means the Services Employment and Reemployment Rights Act of 1994, as amended.

“Utilized Reserve”, as of any date of determination, means the aggregate amount of the Gross Closing Reserve released or utilized as a result of the final settlement or payoff, at less than the full amount thereof, of any receivable balance that is part of the Gross Closing Receivables; provided that to the extent FISV provides its consent to permit the Company Group to enter into any bulk settlement of accounts receivables that otherwise would be restricted by Section 5.12(e) (each, an “Approved Settlement”) because such settlement will result in an Interim Cash Collections in an amount that is less than the product of (i) the uncollected balance of the Closing Date Receivables subject to the proposed settlement multiplied by (ii) the Applicable A/R Percentage in effect at the date of such settlement, then, for all purposes hereunder, the portion of the Gross Closing Reserve that shall be deemed to have been utilized in connection with each such Approved Settlement shall be equal to the product of (A) the uncollected balance of the Closing Date Receivables subject to such settlement multiplied by (B) the difference between 100% and the Applicable A/R Percentage in effect at the date of such settlement.

“Written Off Receivables” means accounts receivable with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc. not reflected on the Closing Balance Sheet, but reflected on a previous balance sheet of the Company Group and written off prior to the Closing Date.

“Working Capital” means (i) current assets of the Company and its consolidated Subsidiaries other than cash and cash equivalents minus (ii) current liabilities of the Company and its consolidated Subsidiaries, calculated in accordance with the Applicable Accounting Principles.

ARTICLE II

SUBSCRIPTION FOR HOLDCO

SHARES AND CLOSING

Upon the terms and subject to the satisfaction or waiver of the conditions precedent to Closing set forth in Article IV, the parties agree as follows:

2.1. Issue and Subscription of Holdco Preferred Shares. Subject to the terms and conditions of this Agreement, on the Closing Date (i) the Trident Investors shall each subscribe for, and Holdco shall issue, the number of Holdco Series A Preferred Shares indicated opposite their respective names on Annex A for aggregate cash consideration of $205,530,000 (the “Subscription Price”) and (ii) FISH shall subscribe for, and Holdco shall issue, the number of Holdco Series B Preferred Shares indicated opposite its name on Annex A for consideration equal to FISH’s contribution to Holdco of 49 Company Common Shares, representing the 49% Interest.

2.2. Purchase of Company Shares. Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, immediately after the transactions contemplated by Section 2.1), Newco shall purchase from FISH the remaining 51 Company Common Shares owned by FISH, representing the 51% Interest for aggregate consideration equal to the 51% Interest Cash Purchase Price in cash and the issuance of the Seller Note.

2.3. Closing. The Closing shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York NY at 10:00 a.m. New York time, on the third Business Day following the satisfaction or waiver of each of the conditions precedent to the Closing specified in Article IV (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other day and at such other place as shall be agreed to by the Sellers and the Trident Investors. At the Closing, Holdco, Newco, the Sellers and the Trident Investors shall cause each of the following transaction steps to be taken in the sequence set forth below:

(a) (i) (x) FISV shall pay to the Company, by wire transfer of immediately available funds to one or more accounts of the Company designated in writing by the Company at least three Business Days prior to the Closing Date, the amount, if any, by which Target Liquidity exceeds Estimated Closing Liquidity, or (y) the Company shall pay to FISV, by wire transfer of immediately available funds to one or more accounts of FISV designated in writing by FISV at least three Business Days prior to the Closing Date, the amount, if any, by which Estimated Closing Liquidity exceeds Target Liquidity; and (ii) (x) FISV shall pay to the Company, by wire transfer of immediately available funds to one or more accounts of the Company designated in writing by the Company at least three Business Days prior to the Closing Date, the amount, if any, by which Target Working Capital exceeds Estimated Closing Working Capital, or (y) the Company shall pay to FISV, by wire transfer of immediately available funds to one or more accounts of FISV designated in writing by FISV at least three Business Days prior to the Closing Date, the amount, if any, by which Estimated Closing Working Capital exceeds Target Working Capital. The payments to be made pursuant to this Section 2.3(a) may be combined or offset against one another, as applicable.

(b) Holdco shall issue to each of the Trident Investors the number of Holdco Series A Preferred Shares subscribed for by such Trident Investor, as set forth on Annex A, free and clear of all Liens;

(c) each of the Trident Investors shall pay to Holdco its share of the Subscription Price, as set forth opposite such Trident Investor’s name on Annex A, in cash, by wire transfer of immediately available funds to one or more accounts of Holdco;

(d) Holdco shall issue to FISH 1,974,700 Holdco Series B Preferred Shares, free and clear of all Liens;

(e) FISH shall deliver to Holdco, free and clear of all Liens, one or more certificates representing 49 Company Common Shares, representing the 49% Interest, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;

(f) Newco shall issue to Holdco all of its authorized shares of common stock (the “Newco Common Shares”), free and clear of all Liens;

(g) in consideration for the Newco Common Shares, Holdco shall contribute to Newco (i) the Subscription Price received from the Trident Investors pursuant to Section 2.3(c) plus the aggregate proceeds received by Holdco at the Closing under the Management Subscription Agreements, by wire transfer of immediately available funds to one or more accounts of Newco, and (ii) one or more certificates representing 49 Company Common Shares, representing the 49% Interest, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;

(h) Newco shall borrow $335,000,000 under the Bridge Credit Facility and shall purchase from FISH the remaining 51 Company Common Shares owned by FISH following the transaction step described in Section 2.3(e), representing the 51% Interest, for aggregate consideration consisting of (A) $540,530,000 less the Intercompany Notes Payoff Amount (such amount, the “51% Interest Cash Purchase Price”) in cash, to be paid by wire transfer of immediately available funds to one or more accounts of FISH, as specified in writing by the Sellers at least three Business Days prior to the Closing Date plus (B) the Seller Note; and

(i) Newco shall contribute an amount equal to the Intercompany Notes Payoff Amount in cash to the Company as a capital contribution, and Newco shall cause the Company to transfer such amount to FISV, in complete satisfaction of the Intercompany Notes, which shall be cancelled and all obligations thereunder discharged in full. Such payment shall be made in cash, by wire transfer of immediately available funds to one or more accounts of FISV, as specified in writing by the Sellers at least three Business Days prior to the Closing Date;

2.4. Management Equity Plan. Effective as of the Closing Date, there will be 10,000,000 authorized Holdco Common Shares, of which 393,710 Holdco Common Shares will be reserved for issuance of equity awards to certain employees, consultants and independent directors of Holdco and its Subsidiaries pursuant to a management equity compensation plan (the “Management Equity Plan”) to be established on the Closing Date, substantially in the form attached as Exhibit I hereto, as will be amended at or prior to the Closing in accordance with the provisions of the term sheet attached as Exhibit L hereto (the “Management Equity Term Sheet”). Equity awards under the Management Equity Plan in respect of 201,347 Holdco Common Shares shall be awarded upon the Closing Date to those individuals selected by board of directors of Holdco or a committee thereof.

2.5. Purchase Price Adjustment.

(a) Pre-Closing Adjustment. At least three days prior to the Closing Date, the Sellers shall prepare and deliver to the Trident Investors a statement (the “Estimated Closing Statement”), consisting of an estimated consolidated balance sheet of the Company and its consolidated Subsidiaries as of the Closing Date, immediately prior to the Closing, an estimated calculation in reasonable detail of Closing Liquidity (“Estimated Closing Liquidity”) and an estimated calculation in reasonable detail of Closing Working Capital (“Estimated Closing Working Capital”), derived from such balance sheet, and a calculation of the amounts, if any, payable to the Company or FISV, as the case may be, pursuant to Section 2.3(a). The Estimated Closing Statement shall be prepared in accordance with the historical accounting principles, practices and methodologies of the Company utilized in the preparation of the Company Financial Statements, consistently applied in accordance with GAAP, except as set forth in Exhibit J hereto (with such exceptions, the “Applicable Accounting Principles”). For illustrative purposes, Exhibit J contains a pro forma calculation of Liquidity and Working Capital as of May 31, 2008, applying the Applicable Accounting Principles.

(b) Closing Statement. Within 60 days following the Closing Date, Holdco will cause the Company to prepare and deliver to the Sellers and the Trident Investors a statement (the “Closing Statement”), consisting of (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date, immediately prior to the Closing (the “Closing Balance Sheet”), (ii) a calculation in reasonable detail of Liquidity and Closing Working Capital, (iii) a statement of the aggregate amount of all accounts receivable of the Company Group with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc. recorded or reflected on the Closing Balance Sheet and the aggregate amount of any reserves for doubtful accounts recorded or reflected on the Closing Balance Sheet in respect thereof (such aggregate amount of accounts receivables net of such reserve, the “Closing Date Receivables”), and (iv) a calculation of the amount, if any, payable pursuant to clause (g) of this Section 2.5. The Closing Statement shall be prepared in accordance with the Applicable Accounting Principles.

(c) Dispute Notice. The Closing Statement shall become final, binding and conclusive upon the Company, the Sellers and the Trident Investors on the 45th day following receipt of the Closing Statement by the Sellers and the Trident Investors, unless prior to such 45th day the Sellers or the Trident Investors, as the case may be, deliver to the Company and the Trident Investors, or the Sellers, as the case may be, a written notice (a “Dispute Notice”) specifying in reasonable detail each item that the Sellers or the Trident Investors, as the case may be, dispute (a “Disputed Item”), the amount in dispute for each such Disputed Item and the reasons supporting the Sellers’ or the Trident Investors’ positions, as the case may be.

(d) Resolution Period. If the Sellers or the Trident Investors, as the case may be, deliver a Dispute Notice, then the Trident Investors and the Sellers shall seek in good faith to resolve the Disputed Items during the 30-day period beginning on the date the Company and the Sellers or the Trident Investors, as the case may be, receive the Dispute Notice (the “Resolution Period”). If the Trident Investors and the Sellers reach agreement with respect to all Disputed Items in all Dispute Notices, the Company shall revise the Closing Statement to reflect such agreement.

(e) Independent Accountant. If the Trident Investors and the Sellers are unable to resolve all of the Disputed Items during the Resolution Period, then the Trident Investors and the Sellers shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant, provided that if the Trident Investors and the Sellers do not appoint an Independent Accountant within ten days after the end of the Resolution Period, they shall request the American Arbitration Association to appoint an Independent Accountant who has not had a material relationship with the Company, the Sellers or the Trident Investors or any of their respective Affiliates within the preceding two years, and such appointment shall be final, binding and conclusive on the Trident Investors and the Sellers. The Trident Investors and the Sellers shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within 30 days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only in a manner consistent with this Section 2.5 and the Applicable Accounting Principles, and in no event shall the Independent Accountant’s determination of the Unresolved Items be for an amount that is outside the range of the Trident Investors’ and the Sellers’ disagreement or shall the Independent Accountant make any determination with respect to any aspect of the Estimated Closing Balance Sheet or the Closing Balance Sheet that is not an Unresolved Item. Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may request. The determination of the Independent Accountant shall be final, binding and conclusive on the Trident Investors and the Sellers absent manifest error, and the Company shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Independent Accountant shall be borne by the Company.

(f) Access to Information. Each party shall use its reasonable best efforts to provide, and to cause the Company to provide, promptly to the other parties all information and reasonable access to employees as such other parties shall reasonably request in connection with review of the Estimated Closing Statement, the Closing Statement or any Dispute Notice, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices, and shall otherwise cooperate in good faith with such other parties to arrive at a final determination of the Estimated Closing Statement and the Closing Statement.

(g) Final Adjustments. Within two Business Days after the Closing Statement is finalized pursuant to clause (c), (d) or (e) of this Section 2.5:

(v) if Closing Liquidity as set forth on such finalized Closing Statement exceeds Estimated Closing Liquidity, the Company shall pay to FISV an amount equal to such excess; or

(w) if Closing Liquidity as set forth on such finalized Closing Statement is less than Estimated Closing Liquidity, FISV shall pay to the Company an amount equal to such shortfall; and

(x) if Closing Working Capital as set forth on such finalized Closing Statement exceeds Estimated Closing Working Capital, the Company shall pay to FISV an amount equal to such excess; or

(y) if Closing Working Capital as set forth on such finalized Closing Statement is less than Estimated Closing Working Capital, FISV shall pay to the Company an amount equal to such shortfall.

The payments to be made pursuant to this Section 2.5(g) may be combined or offset against one another, as applicable.

(h) Method of Payment, Interest, etc. Any amount paid in respect of purchase price adjustments made pursuant this Section 2.5 shall be (i) increased by simple interest on such amount accrued at the Prime Rate from the Closing Date to and including the date of payment based on a 365 day year, (ii) made by wire transfer of immediately available funds to an account or accounts designated in writing by the receiving party and (iii) treated as an adjustment to the purchase price payable by Newco to FISH under this Agreement for Tax reporting purposes.

(i) Indemnification Not Affected. The Trident Investors’ rights to indemnification pursuant to ARTICLE VII shall not be deemed to limit, supersede or otherwise affect, or be limited, superseded or otherwise affected by, the rights of the Trident Investors or the Company under this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Seller Disclosure Schedules. On or prior to the date hereof, the Sellers have delivered to the Trident Investors a schedule (the “Seller Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in Article III or to one or more of the covenants contained in Article V; provided, that the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by the Sellers that such item represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect with respect to the Sellers; provided, further, that a disclosure in any section of the

Seller Disclosure Schedule shall be deemed to be a disclosure for all other sections of the Seller Disclosure Schedule in respect of which it is reasonably evident on its face that such disclosure is applicable.

3.2. Representations and Warranties of the Sellers. The Sellers jointly and severally represent and warrant to the Trident Investors, Holdco and Newco as follows:

3.2.1 Authorization; No Conflicts; Status of the Company Group, etc.

(a) Due Organization, etc. The Sellers have Previously Disclosed a correct and complete list of the Company and each of its Subsidiaries (collectively, the “Company Group”), their respective forms and jurisdictions of organization and each jurisdiction in which each member of the Company Group is qualified to do business. Each of the Sellers and each member of the Company Group is an entity, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, with the requisite power and authority, as applicable, to carry on its business as now conducted and to own or lease and to operate its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated. Each member of the Company Group is duly qualified to do business and is in good standing as a foreign organization in all jurisdictions, except for those jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group.

(b) Authorization, etc. Each of the Sellers has all requisite corporate power and authority to execute and deliver this Agreement, and each of the Sellers and each member of the Company Group has all requisite corporate or other power and authority to execute and deliver each of the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of this Agreement and each Transaction Document to which it is a party, as applicable, and the consummation of the transactions contemplated hereby and thereby, by each of the Sellers and each member of the Company Group party thereto have been duly authorized by all requisite corporate or similar organizational action of such Person. This Agreement has been duly executed and delivered by each of the Sellers and constitutes, and each Transaction Document to be entered into by the Sellers or any member of the Company Group will at the Closing constitute, as applicable, the valid and legally binding obligation of such Person, enforceable against such Person in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

(c) No Conflicts. Except as Previously Disclosed, the execution and delivery of this Agreement by each of the Sellers and the execution and delivery of each Transaction Document to which it is a party by each of the Sellers and each member of the Company Group and the consummation by such Person of the transactions contemplated hereby and thereby will not contravene, result in any violation of, loss of rights or default under, constitute an event creating rights of acceleration, termination, repayment or cancellation under, entitle any party to receive any payment or benefit pursuant to, or result in the creation of any Lien upon any of the properties or assets of either Seller or any member of the Company Group under, (i) any provision of the Organizational Documents of either Seller or any member of the Company Group, (ii) any Applicable Law applicable to either Seller or any member of the Company Group or any of their respective properties or (iii) any contract or other legally enforceable obligation of any kind of either Seller or any Company Contract, or any Governmental Approval of either Seller or any member of the Company Group, except with respect to this clause (iii) only, for any such contraventions, violations, losses, defaults, accelerations, terminations, repayments, cancellations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Sellers or the Company Group. Except as Previously Disclosed, no Governmental Approval (other than pursuant to the HSR Act) or other Consent is required to be obtained or made by the Sellers or any member of the Company Group in connection with the execution and delivery of this Agreement by the Sellers or the execution and delivery of any of the Transaction Documents by the Sellers or any member of the Company Group party thereto, or the consummation by any such Person of the transactions contemplated hereby or thereby.

(d) Organizational Documents, etc. The Sellers have made available to the Trident Investors complete and correct copies of the Organizational Documents, as in effect on the date hereof, of each member of the Company Group.

3.2.2 Capitalization.

(a) Company. The authorized capital stock of the Company consists of 1,000 Company Common Shares, of which 100 Company Common Shares as of the date hereof are issued and outstanding. All of the Company Common Shares have been duly authorized and validly issued and are fully paid and non-assessable, and are owned beneficially and of record by FISH, free and clear of all Liens. Upon completion at the Closing of the transactions contemplated in Section 2.3, Newco will acquire good and valid title to all of the issued and outstanding Company Common Shares, free and clear of all Liens, other than Liens incurred in connection with the Bridge Credit Facility.

(b) Company Group. All of the issued and outstanding shares of capital stock or other equity ownership interests of each other member of the Company Group have been duly authorized and validly issued and are fully, paid and non-assessable, and are owned beneficially and of record as set forth on Schedule 3.2.2(b), free and clear of all Liens, other than Liens incurred in connection with the Bridge Credit Facility. Schedule 3.2.2.(b) sets forth a true and complete list of the authorized, issued and outstanding capital stock or other equity ownership interests of each member of the Company Group, and all of such shares or equity ownership interests have been duly authorized and validly issued and are fully paid and non-assessable.

(c) Other Agreements with Respect to Equity Interests. Except as set forth in Schedule 3.2.2(b), there are no outstanding (i) shares of capital stock of or other voting or equity interests in any member of the Company Group, (ii) securities of any member of the Company Group convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any member of the Company Group, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from any member of the Company Group, or other obligation of any Seller or any member of the Company Group to issue, transfer or sell, any capital stock of or other voting or equity interests in any member of the Company Group or securities convertible into or exercisable or exchangeable for capital stock of or other voting or equity interests in any member of the Company Group, (iv) voting trusts, proxies or other similar agreements or understandings to which any member of the Company Group is a party or by which any member of the Company Group is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in any member of the Company Group or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in any member of the Company Group (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Group Securities”). There are no outstanding obligations of any member of the Company Group to repurchase, redeem or otherwise acquire any Company Group Securities.

3.2.3 Financial Information. (a) Financial Statements. The Sellers have Previously Disclosed to the Trident Investors the Company Financial Statements. The Company Financial Statements are true and correct and have been prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis (“GAAP”) throughout the periods presented in the Company Financial Statements; provided, however, that certain assets and liabilities of the Company and its consolidated Subsidiaries are recorded on the FISV financial statements, including current and deferred income taxes, equity-based compensation, vacation accruals, incurred but not reported and paid self-

insured medical benefit expenses, and workers compensation accruals, the unaudited Company Financial Statements lack footnotes and other presentation items and the unaudited interim financial statements are also subject to normal year-end adjustments. Except for the items noted in the preceding sentence, the consolidated balance sheets included in the Company Financial Statements present fairly in all material respects the financial position and stockholders’ equity of the Company Group as of their respective dates; and the consolidated statements of operations and statements of cash flows of the Company Group included in the Company Financial Statements present fairly in all material respects the results of operations and cash flows of the Company Group for the respective periods indicated.

(b) Internal Accounting Controls. FISV has devised and maintained systems of internal accounting controls with respect to the Business sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

3.2.4 Undisclosed Liabilities; Indebtedness.

(a) Except as Previously Disclosed, the Company Group is not subject to any obligation or liability of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, and, to the Knowledge of the Sellers, there is no existing condition, situation or set of circumstances which is reasonably expected to result in such an obligation or liability, other than (i) obligations and liabilities expressly contemplated by this Agreement or the transactions contemplated hereby, (ii) as and to the extent disclosed, reserved against or reflected on the face of, and not merely in any notes to, the consolidated balance sheets included in the Company Financial Statements, (iii) obligations and liabilities incurred in the ordinary course of business consistent with past practices and not prohibited by this Agreement since March 31, 2008, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group, and (iv) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group.

(b) Except as Previously Disclosed, the Company Group has no material Indebtedness other than the Intercompany Notes.

3.2.5 Absence of Changes. Since March 31, 2008, (i) the Company Group has conducted its business in the ordinary and usual course consistent with past practices and (ii) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts, and circumstances has had, or would reasonably be expected to have, a Material Adverse Effect on the Company Group. Except as Previously Disclosed, since March 31, 2008, there has not been:

(a) any declaration or payment of any dividend or other distribution by any member of the Company Group;

(b) any amendment or modification of the Organizational Documents of any member of the Company Group;

(c) any incurrence of any material Indebtedness by any member of the Company Group;

(d) any creation or other incurrence of any Lien on any material Asset of any member of the Company Group other than Company Permitted Encumbrances;

(e) any loan, advance or capital contribution to or investment in any Person by any member of the Company Group, other than to or in the Company’s wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(f) any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business;

(g) any change in any method of accounting or accounting principles or practices by any member of the Company Group except for any such change required by reason of a concurrent change in GAAP;

(h) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any current or former director, officer, employee or employee-like consultant of any member of the Company Group, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any current or former director, officer, employee or employee-like consultant of any member of the Company Group, (iv) establishment, adoption or amendment (except as required by Applicable Law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer, employee or employee-like consultant of any member of the Company Group or (v) increase in compensation, bonus or other benefits payable to any current or former director, officer, employee or employee-like consultant of any member of the Company Group;

(i) any capital expenditures, or commitments for capital expenditures, in an amount in excess of $100,000 individually or $1,000,000 in the aggregate, by the Company Group;

(j) any material Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material proposed Tax adjustments or assessments, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, in each case, by or with respect to any member of the Company Group;

(k) any material payments made or any other consideration extended to customers or suppliers by any member of the Company Group other than in the ordinary course of business consistent with past practice, or any discounting in favor of or extension of most favored nations or similar rights to customers or suppliers by any member of the Company Group;

(l) any failure to pay or satisfy when due any material liability of any member of the Company Group;

(m) any sale, transfer, lease or other disposition of any Asset, except for inventory sold in the ordinary course of business consistent with past practice;

(n) any acquisition of a material amount of the stock or assets of any other Person;

(o) any amendment, cancellation, compromise or waiver of any material claim or right of any member of the Company Group;

(p) the entry into or assumption of any Company Contract, or the entry into any amendment, supplement, waiver or other modification in respect thereof, other than any purchase order or statement of work under an exiting Company Contract;

(q) any compromise, settlement, waiver or release relating to, or adjustment of, material litigation; or

(r) any agreement or commitment by any member of the Company Group to do any of the foregoing or any action or omission by any member of the Company Group that would reasonably be expected to result in any of the foregoing.

3.2.6 Taxes.

(a) Filing of Tax Returns and Payment of Taxes. Except as Previously Disclosed, each FISV Group Tax Return and each material Company Tax Return required to have been filed has been duly and timely filed and each such return is true, correct and complete in all material respects. Except as Previously Disclosed, all Taxes of or allocable to any member of the Company Group (“Company Taxes”) that are due and payable have been duly and timely paid. Except as Previously Disclosed, all Company Employment and Withholding Taxes (and any other withholding taxes) required to be withheld and paid by any member of the Company Group have been duly and timely withheld and paid.

(b) Extensions, etc. Except as Previously Disclosed, with respect to open Tax periods, (i) no agreement extending or waiving the period of assessment or collection of any Company Taxes is currently in force, (ii) no extension of time within which to file any FISV Group Tax Return that has not been filed is in force and there are no pending requests for any such extension, (iii) no extension of time within which to file any Company Tax Return that has not been filed is in force and there are no pending requests for any such extension, (iv) no member of the Company Group has executed or filed any power of attorney with respect to Taxes which is currently in force, and (v) no Tax ruling, Tax clearance, closing agreement, settlement agreement or other similar agreement or arrangement exists with a taxing authority that would be binding upon any member of the Company Group on or after the Closing Date.

(c) Tax Filing Groups. Except as Previously Disclosed, since December 31, 2001, no member of the Company Group (i) is or has been at any time a member of any affiliated, consolidated, combined or unitary group for Tax purposes or (ii) has any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations, or any similar provision of state or local law. Except as Previously Disclosed, no member of the Company Group has (or, immediately after giving effect to the Closing, will have) any liability for the Taxes of any Person as a transferee or successor, by contract or otherwise.

(d) Audits. Except as Previously Disclosed, (i) no Company Taxes have been asserted in writing by any Governmental Entity to be due that have not been settled and fully paid as settled, (ii) no revenue agent’s report or assessment for Company Taxes has been received in writing for any open Tax period, and (iii) there is currently no examination, audit, enquiry, other administrative proceeding, or litigation relating to any Tax liability of any member of the Company Group and no taxing authority has asserted in writing any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes of any member of the Company Group which is currently unresolved.

(e) Tax Sharing Agreements. Except as Previously Disclosed, no member of the Company Group is a party to or bound by or has any contractual obligation under any Tax sharing agreement, tax indemnification agreement, tax allocation agreement or any similar agreement or arrangement.

(f) Liens. Except as Previously Disclosed, no asset of the Company Group is subject to a Lien for any Tax, except for Company Permitted Encumbrances.

(g) FIRPTA. The Company is not, and has not been at any time during the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(h) Prior Tax Returns. Each member of the Company Group has made available to the Trident Investors correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any member of the Company Group with respect to any year that is not closed by the relevant statute of limitations (including any extensions or waivers thereof).

(i) Installment Sales, Etc. Except as Previously Disclosed, no member of the Company Group is (or, immediately after giving effect to the Closing, will be under any circumstances) required to include any item of income, or exclude any item of deduction from taxable income or any item of credit, for any taxable period (or portion thereof) ending on or after the Closing Date as a result of (i) an installment sale or open transaction disposition made on or before the Closing Date; (ii) any change in method of accounting for a taxable period ending on or before the Closing Date; or (iii) any intercompany transaction (including, without limitation, any intercompany transaction subject to Section 367 of the Code) entered into on or before the Closing Date.

(j) No Listed Transactions. No member of the Company Group that is required to file any Tax Return in the United States has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) (or any predecessor provision or any similar provision of state or local law), and each member of the Company Group has disclosed on each such Tax Return all positions taken therein that could reasonably be expected to give rise to a “substantial understatement” of federal income tax within the meaning of Section 6662 of the Code.

(k) No Section 355 Transactions. No member of the Company Group has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed or intended to be governed in whole or in part by Section 355 of the Code.

(l) Jurisdictions. No member of the Company Group is (or, immediately after giving effect to the Closing, will be) subject to net income taxation by a national jurisdiction other than the national jurisdiction in which it is organized.

3.2.7 Properties and Assets. (a) Real and Personal Property. The Sellers have Previously Disclosed a complete and correct list, as of the date hereof, of all material real property leased by any member of the Company Group, including the names of each of the parties to such lease and the location of the applicable property. The Sellers have Previously Disclosed all real property owned by any member of the Company Group (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing, the “Owned Real Property”). The Sellers have Previously Disclosed the address and owner of each parcel of Owned Real Property and described all improvements on each such parcel. A member of the Company Group has good, valid and marketable fee simple title to the Owned Real Property. Each member of the Company Group has valid title to all material personal property owned by it, and valid leasehold interests in all real and material personal property leased by it, in each case free and clear of all Liens, except (i) Liens Previously Disclosed or reflected in the Company Financial Statements, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on its books in accordance with GAAP, (iii) statutory Liens incurred in the ordinary course of business consistent with past practices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group and (iv) Liens which do not materially detract from the value or materially interfere with the use of the properties affected thereby (the exceptions described in the foregoing clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Permitted Encumbrances”).

(b) Sufficiency of Assets, Etc. Except as Previously Disclosed and except for the Intellectual Property that is the subject of the Transition License Agreement and the assets, rights, privileges, permits or contracts owned, leased or licensed and used by the Sellers or their Affiliates (other than the Company Group) in providing the services that are the subject of the Transition Services Agreement, the Assets constitute all of the assets reasonably required for the conduct of the Business. The plants, buildings, structures, material equipment and other tangible assets included in the Assets are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group. Without limiting the generality of any other representations of the Sellers made hereunder, to the Knowledge of the Sellers, there are no facts or conditions affecting any material Assets that would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such Assets by the Company Group. As of the Closing Date, there will be no material agreements, licenses, contracts or other legally binding obligations of any kind exclusively or principally used or exclusively or principally held for use in the Business, to which a member of the Company Group is not currently a party or which have not been properly and validly assigned to a member of the Company Group.

3.2.8 Contracts.

(a) Schedule of Contracts, etc. The Sellers have Previously Disclosed a correct and complete list, as of the date hereof, of all Company Contracts and have provided to the Trident Investors complete and correct copies of all Company Contracts. The term “Company Contracts” means all agreements, contracts, licenses and legally binding commitments of every kind and description, including material oral agreements, of the following types to which any member of the Company Group is a party or by which any member of the Company Group or its respective properties or Assets is bound and which is currently in effect, as amended, supplemented, waived or otherwise modified as of the date hereof:

(i) any such agreement, license, contract or other commitment, if (x) the performance remaining thereunder involves aggregate consideration to or by any member of the Company Group in excess of $1,000,000 per annum (net of pharmacy ingredient costs), or (y) such agreement, license, contract or other commitment is not cancelable, without material penalty, premium, fee or other liability, by the applicable member of the Company Group on 180 days’ or less notice;

(ii) any such agreement, license, contract or other commitment that by its terms may give rise to any right of termination, change in terms or fee or other amount payable, in each case resulting from this Agreement or any of the Transaction Documents or any of the transactions contemplated hereby or thereby;

(iii) any such agreement, license, contract or other commitment with the Sellers or their respective Affiliates, including any intercompany Indebtedness, guaranty, receivable, payable or other account maintained between any member of the Company Group, on the one hand, and the Sellers and any of their respective Affiliates, on the other hand;

(iv) any employment, severance, termination, employee-like consulting or retirement agreement binding on any member of the Company Group;

(v) any such agreement, license, contract or other commitment that relates to Indebtedness owed by any member of the Company Group or any guarantee thereof, other than Indebtedness incurred in the ordinary course of business consistent with past practice not in excess of $500,000, including accounts payable, withholding liabilities and accrued expenses and Indebtedness constituting deposits and deferred revenue;

(vi) any mortgage, pledge, indenture or security agreement or similar arrangement constituting a Lien upon the Assets or properties of any member of the Company Group, in excess of $250,000;

(vii) any such agreement, license, contract or other commitment for the sale, assignment or purchase of personal property having a value individually, with respect to all sales, assignments or purchases thereunder, in excess of $250,000 and that has not been completed;

(viii) any such agreement, license, contract or other commitment for the sale or purchase of fixed Assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 and that has not been completed;

(ix) any joint venture, partnership, limited liability company or other similar agreements or arrangements (including any agreement providing for joint research, development or marketing involving payments of over $500,000 annually);

(x) any such agreement, license, contract or other commitment or series of related agreements, licenses, contracts or other commitments, including any option agreement, relating to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(xi) any such agreement, license, contract or other commitment that (x) limits the freedom of any member of the Company Group to compete in any line of business or with any Person or in any area or that would so limit the freedom of the Trident Investors, Holdco, Newco or their respective Affiliates or any member of the Company Group after the Closing, (y) contains exclusivity obligations or restrictions binding on any member of the Company Group or that would be binding on the Trident Investors, Holdco, Newco or any of their respective Affiliates after the Closing, or (z) to the Knowledge of the Sellers, grants to any Person most favored nations or similar rights against any member of the Company Group;

(xii) any Leases; and

(xiii) any such other agreement, license, contract, commitment, arrangement or plan that is (x) not made in the ordinary course of business consistent with past practice or (y) material to the Company Group, taken as a whole.

(b) No Defaults, etc. Except as Previously Disclosed, (i) each Company Contract is a valid and binding agreement of the member of the Company Group party thereto, and is in full force and effect in all material respects, and (ii) there does not exist under any Company Contract any breach, default or event of default, or any event or condition that, after notice or lapse of time or both, would constitute an event of default, on the part of any member of the Company Group or, to the Knowledge of Sellers, on the part of any other party to such Company Contract, except for any such breaches, defaults or events of default that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group. Neither Seller nor any member of the Company Group has provided notice to any other party to terminate any material Company Contract, nor has either of the Sellers or any member of the Company Group received from any other party, on or prior to the date hereof, written notice of such party’s intention to terminate any Company Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would cause or permit the acceleration or other change of any right or obligation or the loss of any benefit under any Company Contract or result in the termination thereof.

3.2.9 Intellectual Property. The Sellers have Previously Disclosed a correct and complete list, as of the date hereof, of all material Intellectual Property that is owned by the Company Group and that is registered or subject to an application for registration. Except as set forth on Schedule 3.2.9, (i) the Company Group is the exclusive owner of all material Intellectual Property owned by the Company Group (other than Trade Secrets) and, to the Knowledge of Sellers, all Trade Secrets owned by the Company Group, in each case free and clear of all Liens, other than Company Permitted Encumbrances, (ii) the Company Group owns or has rights to use all material Intellectual Property that is used or held for use in the Business, and (iii) all use by the Company Group of Intellectual Property owned by the Company Group and, to the Knowledge of the Sellers, Intellectual Property licensed to the Company Group, does not infringe or misappropriate any rights of any Person in any material respect. Except as set forth on Schedule 3.2.9, to the Knowledge of the Sellers, none of the Intellectual Property owned by the Company Group is being infringed or misappropriated by any Person. Except as set forth in Schedule 3.2.9, the Company Group has taken all actions reasonably necessary to ensure full protection of material Intellectual Property owned by the Company Group under any Applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). The Company Group has taken all actions reasonably necessary to maintain the secrecy of all material Trade Secrets used in the Business. To the Knowledge of the Sellers, none of the Company Group is using any material Intellectual Property owned by the Company Group in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Intellectual Property.

3.2.10 Privacy. Each member of the Company Group is in compliance in all material respects with (and there exists no event that, with notice or passage of time or both, would result in any member of the Company Group failing to comply in all material respects with) all Applicable Laws related to medical, insurance, financial or other sensitive information, including the Health Insurance Portability and Accountability Act of 1996 and the Gramm-Leach-Bliley Financial Services Modernization Act, each as amended, modified, recodified or supplemented, together with all rules and regulations thereunder, and with the Company Group’s and the Sellers’ own formally adopted policies, applicable to its respective collection, use, disclosure, maintenance and transmission of medical, insurance, financial or other sensitive information in electronic or physical form.

3.2.11 Insurance. The Sellers have Previously Disclosed a correct and complete list of all material insurance policies and fidelity bonds maintained on the date hereof by or for the benefit of the members of the Company Group. As of the date hereof, such policies and bonds are in full force and effect, and all premiums due thereon have been paid. The members of the Company Group have complied in all material respects with the terms and provisions of such policies and bonds. Except as Previously Disclosed, there is no claim in excess of $500,000 by any member of the Company Group pending as of the date hereof under any of such policies or bonds or as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Such policies and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since December 31, 2004 and are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business.

3.2.12 Compliance with Laws and Other Instruments; Governmental Approvals.

(a) Compliance with Laws, etc. Except as Previously Disclosed, no member of the Company Group is in violation of or default under, or has at any time since December 31, 2004 violated or been in default under, (i) any Applicable Law applicable to it or any of its properties or business or (ii) any provision of its Organizational Documents, except, in both cases, for any such violations or defaults that are not, individually or in the aggregate, material. The Sellers have Previously Disclosed a correct and complete list of all consent decrees or other similar agreements entered into by any member of the Company Group with any Governmental Entity currently in effect. No Governmental Entity has instituted, implemented, taken or threatened to take any other action against any member of the Company Group or the Sellers or any of their Affiliates in respect of any member of the Company Group.

(b) Governmental Approvals. Except as Previously Disclosed, all material Governmental Approvals necessary for the conduct of the business and operations of each member of the Company Group have been duly obtained and are valid and in full force and effect. Without limiting the foregoing, all material Governmental Approvals necessary for the conduct of the business and operations of the Flood division of the Company Group have been duly obtained and are valid and in full force and effect. There are no proceedings pending or, to the Knowledge of Sellers, threatened that would reasonably be expected to result in the revocation, cancellation or suspension, or any materially adverse modification, of any such Governmental Approval, and except with respect to Previously Disclosed Governmental Approvals, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any such revocation, cancellation, suspension or modification. No member of the Company Group is in default under, and no condition exists that with notice or lapse of time or both, would constitute a default under, any such Governmental Approval.

(c) Reports. All material registrations, reports or statements required to be filed by any member of the Company Group with any Governmental Entity under any Applicable Law has been timely filed and no material deficiencies have been asserted by any such Governmental Entity with respect to any such registration, report or statement.

3.2.13 Affiliate Transactions. (a) Affiliated Persons. The Sellers have Previously Disclosed a correct and complete list of all agreements, arrangements or other commitments in effect as of December 31, 2007 between any member of the Company Group, on the one hand, and any officer, director, shareholder or Affiliate of any member of the Company Group on the other hand, other than compensation or benefit agreements, arrangements and commitments Previously Disclosed. Since December 31, 2007, except as Previously Disclosed, no member of the Company Group has entered into any agreement, arrangement or other commitment or transaction with any officer, director, shareholder or Affiliate of any member of the Company Group.

(b) Intercompany Accounts. Schedule 3.2.13(b) lists the balance as of December 31, 2007 between the Sellers or any of their Affiliates (other than the Company Group), on the one hand, and any member of the Company Group, on the other hand. Since December 31, 2007 there has not been any accrual of liability by any member of the Company Group to any Seller or any of its Affiliates (other than the Company Group) or other transaction between any member of the Company Group and either Seller or any of their Affiliates (other than the Company Group), except, with respect to the period prior to the date of this Agreement, in the ordinary course of business of the Company Group consistent with past practice, and thereafter, as provided in Schedule 3.2.13(b).

(c) There are no obligations of the Company or any other member of the Company Group under any guaranty, performance bond, letter of credit or similar instrument of, or obtained by, the Company or any other member of the Company Group for the benefit of any of the Sellers or any of their Affiliates (other than the Company or any other member of the Company Group) including, without limitation, under any of the Fiserv Loan Documents.

3.2.14 Labor Matters, etc. (a) Labor Relations. No member of the Company Group is a party to or bound by any collective bargaining or other labor agreement and there are no labor unions or other organizations or groups representing, or, to the Knowledge of the Sellers, purporting to represent or attempting to represent any employees employed or other workers engaged by any member of the Company Group. Since December 31, 2005, there has not occurred or, to the Knowledge of Sellers, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime, industrial action or dispute or other similar labor activity with respect to any employees of any member of the Company Group and, to the Knowledge of the Sellers, there are no circumstances likely to give rise to any such action or dispute. Each member of the Company Group has complied in all material respects with all Applicable Laws pertaining to labor, terms and conditions of employment and wages and hours of their respective employees. Each member of the Company Group has properly classified all workers of members of the Company Group as employees, independent contractors, leased employees or otherwise for purposes of Applicable Law. There is no material dispute outstanding between any member of the Company Group and any of its current or former employees, officers, workers, consultants, and/or directors relating to their employment or engagement or its termination, and to the Knowledge of the Sellers, no such dispute is threatened.

(b) Employees. The Sellers have Previously Disclosed a true and complete list of the name, title, current annual base salary and bonus opportunity, and bonus payment for the year ended December 31, 2007, of each employee, worker, officer, consultant and director, of any member of the Company Group with a combined annual base salary and 2007 bonus payment in excess of $200,000.

3.2.15 ERISA.

(a) Schedule of Plans, etc. The Sellers have Previously Disclosed a true and complete list of each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and each material written bonus, incentive or deferred compensation, stock option or other equity-based award, retention, change in control, severance, employment or other employee or retiree compensation or benefit plan, program or arrangement that is maintained by any member of the Company Group or to which any member of the Company Group contributes or is obligated to contribute, whether written or unwritten (collectively, the “Company Plans”). The Sellers have made available to the Trident Investors true and complete copies of all written Company Plans, and written descriptions of all unwritten Company Plans, in which one or more current or former employees, workers, officers, consultants or directors of the Company Group is eligible to participate or entitled to benefits and, as applicable, all related trusts or other funding agreements, all amendments to such Company Plans, the most recent IRS Form 5500 filed in respect of any such Company Plan, the most recent summary plan description and summaries of material modifications of any such Company Plan and the most recent actuarial valuation prepared for any such Company Plan. Except as Previously Disclosed, each Company Plan intended to be qualified under Section 401(a) of the Code and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code (or, in the case of a “prototype plan,” the member of the Company Group maintaining such plan relies on a favorable advisory letter or opinion letter from the IRS), and nothing has occurred since the date of such determination letter (or favorable advisory letter or opinion letter) that would reasonably be expected to adversely affect such qualification or tax-exempt status.

(b) No Minimum Company Funding Standards, etc. No Company Plan is (x) a defined benefit pension plan, (y) subject to Title IV of ERISA, or (z) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. No Company Plan is a multi-employer plan (as defined in Section 3(37) of ERISA) or a multiple employer plan and no Company Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code. No material liability has been incurred pursuant to the provisions of Title IV of ERISA by any member of the Company Group or any ERISA Affiliate thereof and no condition or event exists or has occurred which is reasonably expected to result in any such material liability to any such Person.

(c) Operation of the Company Plans, etc. Each of the Company Plans has been operated and administered in substantial compliance with its terms and all Applicable Law, including but not limited to ERISA and the Code. There are no material claims pending or, to the Knowledge of Sellers, threatened by or on behalf of any current or former employee, worker, officer, consultant or director of any member of the Company Group involving any Company Plan or its assets (other than routine claims for benefits under the terms of any such Company Plan). All contributions and premiums required to have been paid or accrued with respect to any Company Plan under the terms of any such Company Plan or its related trust, insurance contract or other funding arrangement, or pursuant to any Applicable Law (including ERISA and the Code) have been duly and timely paid or accrued on the Company Financial Statements in accordance with GAAP.

(d) No Prohibited Transactions. Except as Previously Disclosed, neither any member of the Company Group nor, to the Knowledge of the Sellers, any ERISA Affiliate has engaged in any transaction involving a Company Plan in violation of Section 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code. Except as Previously Disclosed, neither any member of the Company Group nor, to the Knowledge of the Sellers, any ERISA Affiliate has participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Plan and has any unpaid civil liability under Section 502(1) of ERISA. Except as Previously Disclosed, there are no suits, investigations or other proceedings pending or, to the Knowledge of Sellers, threatened in writing by any Governmental Entity against any Company Plan or the trustee of any assets held thereunder, relating to any Company Plan.

(e) Welfare Plans. Except as Previously Disclosed, the Company Plans that are group health plans (as defined for the purposes of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and all regulations thereunder (“COBRA”)) have complied with the requirements of COBRA to provide healthcare continuation coverage to qualified beneficiaries who have elected, or may elect to have, such coverage. None of the Company Plans provides post-employment life or health insurance or other welfare benefits except as required by COBRA or any other Applicable Law.

(f) Section 409A. Each Company Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is either not subject to or has been operated and administered in good faith compliance with Section 409A of the Code and the applicable IRS guidance thereunder. The execution and delivery of this Agreement and completion of any transactions contemplated hereby will not cause any payments by any member of the Company Group to become subject to, or to fail to comply with, Section 409A of the Code and the applicable IRS guidance thereunder.

(g) Acceleration of Benefits, etc. Except as Previously Disclosed, neither the entering into of, nor the consummation of the transactions contemplated by, this Agreement will (alone or in combination with any other event) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, worker, director or consultant of any member of the Company Group. Neither the entering into this Agreement or any of the Transaction Document nor the consummation of the transactions contemplated hereby or thereby will constitute a change in ownership or effective control or in the ownership of a substantial portion of assets within the meaning of Section 280G of the Code and the regulations thereunder. With respect to any Company Plan, except as provided by the terms and conditions of such Company Plan, there are no conditions, understandings, agreements or undertakings, written or oral, that would prevent any such Company Plan (including any such Company Plan covering retirees or other former employees) from being amended or terminated without liability to the Company Group on or after the Closing Date.

(h) Non-U.S. Activities. No employee, officer, worker, consultant or director of any member of the Company Group performs material services for the Company outside the U.S., and no employee, officer, worker, consultant, or director of any member of the Company Group or any Company Plan is subject to the laws of any non-U.S. jurisdiction with respect to labor, employment, employee benefits or similar matters in respect of services provided to the Company.

3.2.16 Environmental Matters. Except as Previously Disclosed, and except for those matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group:

(a) The Company Group and the Company Facilities are in compliance with all Environmental Laws.

(b) To the Knowledge of the Sellers, the Company Group possesses all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of its business as presently conducted.

(c) The Company Group has not received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law with respect to the Company Group or the Company Facilities since December 31, 2004.

(d) There are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Sellers, threatened, concerning compliance by the Company Group or the Company Facilities with any Environmental Law.

(e) Other than in compliance in all material respects with Environmental Laws, no Hazardous Substances are or have been used, stored or disposed of by any member of the Company Group or on any Company Facility.

(f) Notwithstanding any other representation in Article III, the representations contained in this Section 3.2.16 constitute the sole representations of the Sellers relating to any Environmental Law.

3.2.17 Litigation. The Sellers have Previously Disclosed a true and complete list as of the date of this Agreement of all judicial or administrative actions, suits, oppositions, investigations, inquiries or proceedings of any kind or description pending or, to the Knowledge of the Sellers, threatened against any member of the Company Group. As of the date hereof, no other judicial or administrative action, suit, opposition, investigation, inquiry or proceeding is pending against any member of the Company Group and, to the Knowledge of the Sellers, no other such judicial or administrative action, suit, investigation, inquiry or proceeding has been threatened.

3.2.18 Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of the Sellers in such a manner as to give rise to any valid claim for any brokerage or finder’s commission, fee or similar compensation, (a) against the Sellers and their Affiliates (other than the Company Group) except for Credit Suisse Securities (USA), LLC, or (b) against the Trident Investors, any of their Affiliates or any member of the Company Group.

3.2.19 Customers and Suppliers.

(a) Customers. Schedule 3.2.19(a) lists (a) the names and addresses of each customer (including Affiliates of the Sellers) that ordered products or services from the Company Group, individually or in the aggregate, with an aggregate purchase price of $500,000 or more during the 12-month period ended December 31, 2007 and (b) the amount of purchases by each such customer during such period. To the Knowledge of the Sellers, as of the date hereof, no significant customer (i) has materially reduced or will materially reduce, the use of products or services of the Company Group, or (ii) is seeking to materially reduce, except in the ordinary course of business consistent with the past experience of the Company Group, the price it will pay for products or services of the Company Group. As of the date hereof, neither the Sellers nor any member of the Company Group has received any written notice of any such reduction.

(b) Suppliers. Schedule 3.2.19(b) lists (a) the names and addresses of each supplier (including any Affiliates of the Sellers) from which the Company Group, individually or in the aggregate, ordered raw materials, supplies or other products or services with an aggregate purchase price of $500,000 or more during the twelve-month period ended December 31, 2007 and (b) the amount of purchases from each such supplier or products or services provider during such period. Since December 31, 2007 until the date hereof, there has not been any material adverse change in the terms and conditions of sale of such raw materials, supplies or other products or services and, to the Knowledge of the Sellers, as of the date hereof, there will not be any such change (other than general and customary price increases) after the Closing Date including as a result of this Agreement, the Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

3.2.20 Acquisition and Disposition Agreements. Except as Previously Disclosed, no member of the Company Group has entered into any agreement for the acquisition or disposition of assets, stock or other equity interests, or any merger agreement containing any provision in effect as of the date hereof, under which any member of the Company Group has or would reasonably be expected to have any liability or obligation in respect of earnout payments, deferred or contingent compensation payments or indemnification payments.

3.2.21 Investment. The Holdco Series B Preferred Shares will be acquired by FISH for its own account for the purpose of investment and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. FISH has not, directly or indirectly, offered the Holdco Series B Preferred Shares to anyone or solicited any offer to buy the Holdco Series B Preferred Shares from anyone, so as to bring such offer and sale of the Holdco Series B Preferred Shares by FISH within the registration requirements of the Securities

Act. FISH will not sell, convey, transfer or offer for sale any of the Holdco Series B Preferred Shares except in compliance with the Securities Act and any applicable state securities laws or pursuant to an exemption therefrom.

3.3. Representations and Warranties of the Trident Investors. Each of the Trident Investors, jointly and severally represents and warrants (except that each of the Trident Investors makes the representations and warranties as to itself severally and not jointly) to the Sellers as follows:

3.3.1 Authorization; No Conflicts; Status of Holdco, Newco and the Trident Investors, etc.

(a) Due Organization, etc. Each of the Trident Investors is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite limited liability company power and authority to carry on its business as now conducted and to own or lease and to operate its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated. Each of the Trident Investors is duly qualified to do business and is in good standing as a foreign limited liability company in all jurisdictions except for those jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Trident Investors.

(b) Authorization, etc. Each of the Trident Investors has all requisite limited liability company power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of this Agreement and each Transaction Document to which it is a party, as applicable, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite limited liability company action of such Trident Investor. This Agreement has been duly executed and delivered by each Trident Investor and constitutes, and each Transaction Document to be entered into by either Trident Investor will at the Closing constitute, as applicable, the valid and legally binding obligation of such Trident Investor, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

(c) Holdco and Newco.

(i) Due Organization; Authorization, etc. Each of Holdco and Newco is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of this Agreement and each Transaction Document to which it is a party, as applicable, and the consummation of the transactions contemplated hereby and thereby, by each of Holdco and Newco have been duly authorized by all requisite corporate action of such Person. This Agreement has been duly executed and delivered by each of Holdco and Newco and constitutes, and each Transaction Document to be entered into by such Person will at the Closing constitute, as applicable, the valid and legally binding obligation of such Person, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

(ii) Capitalization. At the Closing, the authorized capital stock of Holdco will consist of 10,000,000 Holdco Common Shares, 10,000,000 Holdco Class A Preferred Shares and 10,000,000 Holdco Class B Preferred Shares, all of which will be duly authorized. At the Closing, all of the Holdco Shares issued pursuant to Section 2.3 will be validly issued and fully paid and non-assessable, and upon completion at the Closing of the transactions contemplated in Section 2.3 (including the transfer by FISH of the 49% Interest to Holdco), FISH will acquire good and valid title to all of the Holdco Class B Preferred Shares issued to it pursuant to Section 2.3(d), free and clear of all Liens. At the Closing, the authorized capital stock of Newco will consist of 1,000 Newco Common Shares, all of which will be issued and outstanding. At the Closing, all of the Newco Common Shares will be duly authorized, validly issued and fully paid and non-assessable. Upon completion at the Closing of the transactions contemplated in Section 2.3, Holdco will acquire good and valid title to all of the issued and outstanding Newco Common Shares, free and clear of all Liens.

(iii) Prior Activities. Each of Holdco and Newco has not engaged in any activities other than those contemplated by the terms of this Agreement or the Transaction Documents and has not incurred any liabilities other than those incurred pursuant to this Agreement or the Transaction Documents.

(d) No Conflicts. The execution and delivery of this Agreement and each Transaction Document to which it is a party by Holdco, Newco or any of the Trident Investors and the consummation by any of Holdco, Newco or any of the Trident Investors of the transactions contemplated hereby and thereby will not contravene, result in any violation of, loss of rights or default under, constitute an event creating rights of acceleration, termination, repayment or cancellation under, entitle any party to receive any payment or benefit pursuant to, or result in the creation of any Lien upon any of the properties or assets of Holdco, Newco or any of the Trident Investors under, (i) any provision of the Organizational Documents of Holdco, Newco or any of the Trident Investors, as applicable, (ii) any Applicable Law applicable to Holdco, Newco or any of the Trident Investor or any of their respective properties or (iii) any contract or other legal enforceable obligation of Holdco, Newco or any of the Trident Investors or Governmental Approval of Trident IV, Stone Point Capital, LLC, Holdco, Newco or any of the Trident Investors, except with respect to clause (iii) of this Section 3.3.1(d) only, for any such contraventions, violations, losses, defaults, accelerations, terminations, repayments, cancellations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holdco, Newco or the Trident Investors. No Governmental Approval (other than pursuant to the HSR Act) or other Consent is required to be obtained or made by any of Holdco, Newco or any of the Trident Investors in connection with the execution and delivery of this Agreement by Holdco, Newco or any of the Trident Investors or the consummation by Holdco, Newco or any of the Trident Investors of the transactions contemplated hereby.

3.3.2 Litigation. There is no judicial or administrative action, suit, investigation, inquiry or proceeding pending or, to the Knowledge of the Trident Investors, threatened, that questions the validity of this Agreement or of any action taken or to be taken by Holdco, Newco or the Trident Investors in connection with this Agreement or the transactions contemplated thereby.

3.3.3 Compliance with Laws. None of Trident IV, the Trident Investors, Holdco or Newco is in material violation of or material default under, or has at any time since December 31, 2005 materially violated or been in material default under any Applicable Law applicable to it or any of its properties or business. None of Trident IV, the Trident Investors, Holdco or Newco have entered into any consent decrees or other similar agreements with any Governmental Entity that are currently in effect. No Governmental Entity has instituted, implemented, taken or threatened to take any other action the effect of which, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect on Trident IV, the Trident Investors, Holdco or Newco.

3.3.4 Financing. At the Closing, the Trident Investors will have available, sufficient cash and available lines of credit or other sources of immediately available funds to enable them to pay the Subscription Price and pay any other amounts to be paid by them at the Closing under this Agreement and Trident FISG Lender LLC will have available, sufficient cash and available lines of credit or other sources of immediately available funds to enable it to make the loan under the Bridge Credit Facility. The Trident Investors’ obligations hereunder are not subject to any condition regarding the Trident Investors’ ability to obtain financing for the consummation of the transactions contemplated hereunder.

3.3.5 Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of the Trident Investors in such manner as to give rise to any valid claim against the Sellers, the Company Group or their respective Affiliates for any brokerage or finder’s commission, fee or similar compensation.

3.3.6 Investment. The Holdco Series A Preferred Shares will be acquired by the Trident Investors for their own account for the purpose of investment and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. The Trident Investors have not, directly or indirectly, offered the Holdco Series A Preferred Shares to anyone or solicited any offer to buy the Holdco Series A Preferred Shares from anyone, so as to bring such offer and sale of the Holdco Series A Preferred Shares by the Trident Investors within the registration requirements of the Securities Act. The Trident Investors will not sell, convey, transfer or offer for sale any of the Holdco Series A Preferred Shares except in compliance with the Securities Act and any applicable state securities laws or pursuant to an exemption therefrom.

3.3.7 Management Arrangements. Holdco has entered into Employee Side Letters and Management Subscription Agreements with each of the Management Investors, copies of which have been provided to Fiserv.

3.4. No Other Representations. Except for the representations and warranties expressly contained in this Article III, none of the Sellers, the Trident Investors or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Sellers or any member of the Company Group, in the case of the Sellers, or Holdco, Newco or the Trident Investors, in the case of the Trident Investors.

ARTICLE IV

CONDITIONS PRECEDENT

4.1. Conditions to the Obligations of the Sellers, Holdco, Newco and the Trident Investors. The respective obligations of the parties hereto to consummate the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of the following conditions, unless expressly waived in writing by the Sellers and the Trident Investors:

4.1.1 HSR Act. The waiting period (and any extension thereof) under the HSR Act shall have expired or shall have been terminated.

4.1.2 No Proceedings. Consummation of the transactions contemplated hereby and by the Transaction Documents shall not have been restrained, enjoined or otherwise prohibited or made illegal by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Entity; no such law that would have such an effect shall have been promulgated, entered into, issued or determined by any court or other Governmental Entity to be applicable to this Agreement or to the Transaction Documents.

4.2. Conditions to Holdco’s, Newco’s and the Trident Investors’ Obligations. The obligation of Holdco, Newco and the Trident Investors to complete the transactions contemplated hereby is subject to the fulfillment, prior to or at the Closing, of the following additional conditions, unless expressly waived in writing by the Trident Investors:

4.2.1 Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement shall have been true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except that those representations and warranties which address matters only as of the date hereof or other particular date shall be true and correct only as of the date hereof or other such particular date), except where the failure of such representations and warranties to be so true and correct on and as of the Closing Date or such other date, as applicable (without giving effect to any limitation or exclusion as to “materiality” or “Material Adverse Effect” contained therein; for clarity, it being understood that this parenthetical shall not apply to clause (iv) of Section 3.2.4(a) and clause (ii) of the lead-in paragraph to Section 3.2.5) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Group, provided that the representations and warranties contained in Section 3.2.2 shall be true and correct in all respect at and as of the Closing Date as if made at and as of the Closing Date.

4.2.2 Performance. The Sellers shall have performed and complied in all material respects with all of their respective agreements, covenants and conditions required by this Agreement to be performed and complied with by each of them prior to or at the Closing.

4.2.3 Certificate. Each of the Sellers shall have delivered to the Trident Investors a certificate signed by an officer of such Seller dated the Closing Date, to the effect that the conditions set forth in Sections 4.2.1 and 4.2.2 have been satisfied as to such Seller.

4.2.4 FIRPTA Certificate. The Sellers shall have caused to be delivered to Holdco and Newco a certificate complying with the Code and the Treasury Regulations, in form and substance reasonably satisfactory to the Trident Investors and executed under penalties of perjury, certifying that the Company is not and has not been at any time in the five-year period ending on the Closing Date a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

4.2.5 Intercompany Notes. The total unpaid principal and accrued and unpaid interest under the Intercompany Notes as of the Closing Date, immediately prior to the Closing, shall not exceed $530,000,000.

4.2.6 Closing Date Documents. Each of the Closing Date Documents shall have been executed and delivered by FISV and its Subsidiaries, to the extent they are parties thereto.

4.2.7 Distribution of Insurance Wholesalers. Insurance Wholesalers shall have been distributed by the Company Group to an Affiliate of the Sellers that is not part of the Company Group.

The Trident Investors, in the case of a condition set out in this Section 4.2, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon by the Sellers and the Trident Investors without prejudice to any of the Trident Investors’ rights in the event of nonperformance of or non-compliance with any other condition in whole or in part. For clarity, any such waiver will not constitute a waiver of any other conditions in favor of the Trident Investors, Holdco or Newco, as the case may be. Nothwithstanding anything in this Agreement to the contrary, the failure of the Management Investors to enter into any of the agreements contemplated to be entered into by them by this Agreement or the Transaction Documents shall not constitute the failure of a closing condition hereunder.

4.3. Conditions to the Sellers’ Obligations. The Sellers’ obligation to complete the transactions contemplated hereby is subject to the fulfillment, prior to or at the

Closing, of each of the following additional conditions, unless waived in writing by the Sellers:

4.3.1 Representations and Warranties. The representations and warranties of the Trident Investors contained in this Agreement shall have been true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except that those representations and warranties which address matters only as of the date hereof or other particular date shall be true and correct only as of the date hereof or other such particular date), except where the failure of such representations and warranties to be so true and correct on and as of the Closing Date or such other date, as applicable (without giving effect to any limitation or exception as to “materiality” or “Material Adverse Effect” contained therein) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ability of the Trident Investors, Holdco and Newco, taken as a whole, to consummate the transactions contemplated by this Agreement.

4.3.2 Performance. Each of Holdco, Newco and the Trident Investor shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

4.3.3 Certificate. The Trident Investors shall have delivered to the Sellers, a certificate, dated the Closing Date, to the effect that the conditions set forth in Sections 4.3.1 and 4.3.2 have been satisfied as to Holdco, Newco and each such Trident Investor, as applicable.

4.3.4 Closing Date Documents. Each of the Closing Date Documents shall have been executed and delivered by the Trident Investors and Trident IV, to the extent they are parties thereto.

The Sellers, in the case of a condition set out in this Section 4.3, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon by the parties hereto without prejudice to any of the Sellers’ rights in the event of nonperformance of or non-compliance with any other condition in whole or in part. For clarity, any such waiver will not constitute a waiver of any other conditions in favor of the Sellers.

ARTICLE V

COVENANTS

5.1. Conduct of Business. Except as otherwise consented to by the Trident Investors in writing or as disclosed in Schedule 5.1 and except for any action necessary to transfer Insurance Wholesalers out of the Company Group, during the period from the date hereof to the Closing Date, the Sellers will cause the Company Group to:

(a) conduct their business and operations only in the ordinary and usual course and in a manner consistent with past practice, and use their reasonable best efforts to preserve intact their present business organization, keep available the services of their present officers and significant employees, and preserve their relationships with customers and others having business dealings with them;

(b) not declare dividends on, or redeem or repurchase any shares of, any class of their capital stock, incur any Indebtedness (except for Indebtedness incurred in the ordinary course of business consistent with past practices), make capital expenditures in excess of $50,000 in any case or $500,000 in the aggregate, pay any bonuses or advances against salaries, prepay any accounts payable or delay payment of any trade payables other than in the ordinary course of business consistent with past practice, or make any other cash payments in each case other than in the ordinary course of business consistent with past practice; provided that the Company may declare and pay dividends to FISH unless such dividends would cause Working Capital to fall below Target Working Capital or Liquidity to fall below Target Liquidity; provided, further, that, notwithstanding the foregoing, the Company and FISV may convert the amount of Intercompany Notes in excess of $335,000,000 into paid in capital;

(c) not transfer, assign, license, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien, any of their assets, except for Company Permitted Encumbrances;

(d) use their reasonable best efforts to keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by them;

(e) perform in all material respects all of their obligations under all Company Contracts;

(f) maintain, keep and preserve their Assets and properties in good working condition and repair and maintain insurance thereon in accordance with their past practices;

(g) pay accounts payable and other obligations, when they become due and payable, only in the ordinary course of business consistent with past practice;

(h) not enter into or assume any Company Contract, or enter into or permit any amendment, supplement, waiver or other modification in respect thereof, except for such Company Contracts and amendments, supplements, waivers and modifications thereof that, individually and in the aggregate, are not material to any member of the Company Group and that are entered into, assumed or permitted in the ordinary course of business consistent with past practice;

(i) maintain their books of account and records in the usual, regular and ordinary manner consistent with past policies and practice and not change any accounting policy or practice (including without limitation, changing policies, practices or procedures with respect to the collection, recognition, aging or write-off of accounts receivable or the payment or recognition of accounts payable), other than as required by GAAP or Applicable Law;

(j) comply in all material respects with all Applicable Laws applicable to or any properties, Assets or business of a member of the Company Group;

(k) not compromise, settle, grant any waiver or release relating to or otherwise adjust any material litigation;

(l) not cause or permit any amendment, supplement, waiver or modification to or of any of their Organizational Documents;

(m) use reasonable best efforts to maintain each member of the Company Group’s good standing in its state of organization and in the jurisdictions in which it is qualified to do business as a foreign corporation and to maintain all Governmental Approvals and other Consents necessary for, or otherwise material to, the Business;

(n) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire, any business, business organization or division thereof, or any other Person;

(o) not (u) enter into any new (or amend any existing) employee benefit plan, program or arrangement or any new (or amend any existing) employment, severance or consulting agreement; (v) pay or agree to pay any pension, retirement allowance or other employee benefit not required by an existing Company Plan; (w) increase in any manner the rate or terms of compensation of any director, officer, employee, consultant or worker, except, in each case, as required by Applicable Law, or required pursuant to pre-existing contractual provisions or, in the case of employees with base salary of less than $75,000, in the ordinary course of business, consistent with past practice; (x) grant any incentive compensation except in the ordinary course of business consistent with past practices, but in any event not in excess of $50,000 in any one case or $300,000 in the aggregate, (y) grant any equity or equity-based award; or (z) hire or terminate the services of any officer, employee, consultant or worker with aggregate annual compensation in excess of $150,000.

(p) inform the Trident Investors promptly of (i) any change in or development relating to the business, operations, Assets or condition (financial or otherwise) of any member of the Company Group which would reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on the Company Group, or (ii) any litigation (or communications indicating that the same may be contemplated) that, individually or in the aggregate, would reasonably be expected to be material or could impede or materially delay the completion of the transactions contemplated by this Agreement;

(q) not change any material Tax election, make any Tax election inconsistent with past practice, change any annual Tax accounting period, adopt or change any method of Tax accounting (unless required by Applicable Law), file any material amended Tax returns or claims for material Tax refunds, enter into any material closing agreement, make any material proposed Tax adjustments or assessments, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, if such action would have the effect of increasing the Tax liability of any member of the Company Group for any Tax period ending after the Closing Date or decreasing any Tax attribute of any member of the Company Group; and

(r) not agree or otherwise commit to take any of the actions prohibited in any of the foregoing paragraphs (a) through (q);

5.2. Access and Information. So long as this Agreement remains in effect and upon the receipt of reasonable prior notice from the Trident Investors, the Sellers shall, and shall cause each member of the Company Group to, give to the Trident Investors, their respective accountants, counsel, employees and other authorized representatives full access during normal business hours, without unreasonably interfering with the business and operations of the Company Group, to all of the properties, books and records, contracts, reports and returns of the Company Group. In addition, the Sellers shall, and shall cause each member of the Company Group to, permit, at the Trident Investors’ expense, the Trident Investors’ respective accountants, counsel, employees and other authorized representatives access to such personnel (including, without limitation, any employees, accountants or actuaries) of the Company Group during normal business hours as may be reasonably requested by the Trident Investors in their respective review of the business of the Company Group, the Assets thereof and the above-mentioned documents and information.

5.3. Filings and Authorizations. Each of the Sellers and the Trident Investors shall, and the Sellers shall cause each member of the Company Group to (i) file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by it pursuant to Applicable Law in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents and (ii) use its reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all Governmental Entities and other Persons necessary to be obtained by it in order for it to consummate the transactions contemplated by this Agreement and the Transaction Documents. The Sellers and each Trident Investor shall, and the Sellers shall cause each member of the Company Group to, coordinate and cooperate with one another in exchanging the information referred to in this Section 5.3 and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing. Each party shall have a reasonable right to review any such applications, notifications and information proposed to be filed or supplied by the other parties and, if such party elects to exercise such right, to complete such review within a reasonable period of time before the other parties may file or supply any such applications, notifications or information.

5.4. No Solicitation. From the date hereof until the Closing, neither Seller nor any of their respective Subsidiaries shall, nor shall any Seller or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal, (ii) engage in any discussions or negotiations with, furnish any nonpublic information relating to any member of the Company Group or afford access to the properties, assets, books or records of any member of the Company Group to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Person (other than Trident IV or the Trident Investors) that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal or (iii) enter into any agreement with respect to an Acquisition Proposal.

5.5. Further Assurances. If at any time any of the parties hereto reasonably determines that any further assignments, conveyances or assurances are reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated herein or in any other Transaction Document, the appropriate parties hereto shall execute and deliver, or cause to be executed and delivered, any and all proper deeds, assignments and assurances and to do, or cause to be done, all things reasonably necessary or proper to carry out fully the provisions hereof or thereof, provided that such things shall be at no additional cost, expense or liability (beyond that set forth in this Agreement) to such party.

5.6. Affiliate Agreements. (a) Except for the contracts described in Schedule 3.2.13(b), all transactions between the Sellers or their Affiliates (other than the Company Group), on the one hand, and any member of the Company Group, on the other hand, including, but not limited to, any pledges or guaranties of Indebtedness made by any member of the Company Group for the benefit of the Sellers or their Affiliates (other than the Company Group), shall be terminated at or prior to the Closing, and all liabilities or obligations of the Company Group thereunder shall be extinguished at or prior to the Closing, and (b) at and as of the Closing Date, no member of the Company Group shall have any liability or obligations owed or due to any of the Sellers or any of their Affiliates (other than other members of the Company Group) except for the Intercompany Notes to be repaid at the Closing pursuant to Section 2.3(i).

5.7. Further Actions. From the date hereof until the Closing, each party shall use reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order for such party to fulfill and perform its obligations hereunder and under the Transaction Documents to which it is a party, to cause the conditions to Closing set forth in Article IV to be fulfilled and otherwise to consummate the transaction contemplated hereby and thereby. Without limiting the foregoing, the Sellers shall use their commercially reasonable efforts to obtain all Consents required under the Company Contracts listed in Schedule 3.2.1, in each case in form and substance reasonably satisfactory to the Trident Investors.

5.8. Employees; Employee Benefits.

(a) Prior to the Closing, FISV shall cause each Outstanding Seller Equity Award to be amended to provide that the employee party thereto will not forfeit such employee’s equity or equity-based awards as a result of the consummation of the transactions contemplated by this Agreement, and will instead be treated as continuing in the employment of FISV or its Subsidiaries for purposes of such equity or equity-based award by virtue of such employee’s continued employment with the Company Group, to the same extent and on the same terms as if such employee had remained employed by FISV or its Subsidiaries, including but not limited to, for the purposes of the vesting, forfeiture and exercise period provisions of such award.

(b) Schedule 5.8(b) sets forth a complete and correct list of each individual who performs material services for any member of the Company Group (other than those individuals listed on Schedule 5.8(c)) and who is employed by either Seller or any of their Affiliates (other than a member of the Company Group), and indicates which of such individuals is intended to be transferred to a member of the Company Group. No later than immediately prior to the Closing Date, the Sellers shall or shall cause their Affiliates to transfer employment of each individual so indicated on Schedule 5.8(b) as intended to be transferred to a member of the Company Group. Effective as of the Closing Date, each employee of any member of the Company Group shall continue his or her employment without interruption at the same base annual salary or hourly wage rate, as applicable, as pertains to such employee immediately prior to the Closing Date. For the one year period following the Closing Date, the Trident Investors and the Sellers shall cause Holdco to provide or cause to be provided employee benefits that are, in the aggregate, substantially comparable to the benefits provided under the Company Plans on the date hereof (excluding any equity or long-term incentive based compensation opportunity). Except as may be specifically required by Applicable Law or the terms of any employment or collective bargaining agreement relating to the employees of any member of the Company Group, none of the Trident Investors, the Sellers, Holdco or Newco nor any member of the Company Group shall have any obligation to continue any employment relationship with any employees for any specific period of time after the Closing Date or to maintain or continue any particular plan or arrangement. Anything herein to the contrary notwithstanding, in the event that the employment of any employee shall be terminated by Holdco, Newco or any member of the Company Group, as the case may be, prior to the first anniversary of the Closing Date, such member of the Company Group shall provide each such employee with severance benefits at least equivalent to the severance benefits to which such employee would have been entitled under the Company Group’s severance benefit practices on the date hereof.

(c) In the event that any Employee on Schedule 5.8(b) is not actively at work on the Closing Date due to any leave of absence, including but not limited to a short-term disability or military leave (each, an “Inactive Employee”), such Inactive Employee’s employment shall not transfer to any member of the Company Group as of the Closing Date and FISV shall assume the employment relationship for that person and all costs and liabilities incurred as a result of that employment relationship. With respect to each Inactive Employee (other than Inactive Employees on military leave) the Company Group shall reimburse FISV at an amount for each such Inactive Employee that is equal to the sum of (x) the short-term disability payroll continuation payment made to such person, if any, (y) the human resources and payroll fees provided for under the Transition Services Agreement with respect to such person, and (z) the Health, Dental, Flexible Spending, HSA, HRA and COBRA Plan Benefits fees provided for under the Transition Services Agreement with respect to such person; provided that, with respect to any Inactive Employee, the Company Group’s payment obligation for (x), (y) and (z) above shall end on the earliest of: (A) the date on which the Inactive Employee returns to active employment, (B) the date on which FISV terminates the Inactive Employee for any reason, or (C) the later of the sixth-month anniversary of the Closing Date or, for an Inactive Employee on short-term disability as of the Closing Date, the date such Inactive Employee begins receiving long-term disability benefits under FISV’s long-term disability policy. The employment of an Inactive Employee who is on military leave shall be transferred to a member of the Company Group upon such employee’s return from military service, provided such return is in accordance with USERRA. If any other Inactive Employee is able to return to work on or before the six-month anniversary of the Closing Date, such employee’s employment shall transfer to a member of the Company Group as of the date that the Company Group receives written notice from FISV that the employee is able to return to work, and any Inactive Employee who is not able to return to work on or before the six-month anniversary of the Closing Date will be terminated by FISV, and FISV will cooperate with the Company Group should the Company Group wish to hire such Inactive Employee following such six-month anniversary. For purposes of this Section 5.8(c), “able to return to work” means that FISV provides the Company Group with adequate documentation that the person is able to perform the essential functions of his/her position with a member of the Company Group, with or without reasonable accommodation. At such time, if any, that any such Inactive Employee returns to active employment in accordance with this Section 5.8(c), the terms and conditions of such employee’s employment shall be governed under Section 5.8(b) above.

(d) Schedule 5.8(d) sets forth a complete and correct list of each individual who performs material services for any member of the Company Group and who is employed by CheckFree Corporation (the “CheckFree Employees”). From the Closing Date through December 31, 2008, (i) the CheckFree Employees shall continue to perform services for the Company Group and shall remain on CheckFree Corporation’s payroll and employee benefit plans and (ii) the Trident Investors and the Sellers shall cause Holdco to reimburse CheckFree Corporation for the cost of paying compensation and providing employee benefits to each such CheckFree Employee in accordance with the provisions of the Transition Services Agreement. On or before December 31, 2008, the Trident Investors and the Sellers shall cause Holdco to either (y) offer employment to some or all of the CheckFree Employees or (z) instruct CheckFree Corporation to terminate the employment of some or all of the CheckFree Employees. The Trident Investors and the Sellers shall cause Holdco to reimburse CheckFree Corporation for the cost of paying severance benefits under the current CheckFree severance policy, in accordance with its terms, to any CheckFree Employee whose employment terminates (or who receives a notice of intent to terminate employment) at any time during the period from the Closing Date through December 31, 2008. To the extent any of the CheckFree Employees accept an offer of employment by Holdco, the Trident Investors and the Sellers shall cause Holdco to cause any employee benefit plans which any of the CheckFree Employees are eligible to participate in to take into account for purposes of eligibility, vesting and benefit accrual thereunder, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by the CheckFree Employees to CheckFree and any of its Affiliates as if such service were with Holdco, to the same extent such service was credited under a comparable plan of CheckFree. Notwithstanding anything herein to the contrary, none of the Trident Investors, the Sellers, Holdco or Newco, nor any member of the Company Group shall have any obligation to offer employment to any CheckFree Employee and the Trident Investors or the Sellers may cause Holdco to instruct CheckFree Corporation to terminate the employment of any CheckFree Employee at any time following the Closing Date.

(e) If the Trident Investors shall so request as to any or all benefit plans, programs or arrangements that it may elect to cause Holdco to establish at or about the Closing Date for the benefit of employees of any member the Company Group, the Sellers shall each use their respective commercially reasonable best efforts to assist

Holdco in negotiating with the relevant third-party providers to enable Holdco to continue in effect or to establish group insurance policies, agreements with health maintenance organizations, administrative services contracts, third–party administrator agreements, letters of understanding or other arrangements on substantially the same terms and conditions (subject to such additional fees or charges that such third-party providers may negotiate) as the comparable policy, contract or arrangement in effect with respect to the corresponding Company Plan. If the Trident Investors shall so request, in addition to those services provided pursuant to the Transition Services Agreement, the Sellers shall provide to Holdco, Newco and the members of the Company Group, as the case may be, until September 30, 2008, transition services relating to the employee benefits to be provided to employees of the Company Group at and following the Closing Date, and payroll and similar services that may be reasonably requested by the Trident Investors. Any such services to be provided pursuant to the immediately preceding sentence will be provided to Holdco, Newco and the members of the Company Group at the cost incurred by the Sellers with respect to such services, as may be reasonably agreed to between the Trident Investors and the Sellers.

(f) Notwithstanding any provision of this Section 5.8, no employee, consultant or director shall have any rights of enforcement or be a third party beneficiary with respect to any of the covenants of the Trident Investors or the Sellers hereunder.

(g)

(i) Prior to the Closing Date, FISV shall take all actions necessary to provide that to the extent any employees of the Company Group as of the Closing Date participate in the FISV 401(k) Plan, (A) each such employee’s account under the FISV 401(k) Plan shall become fully vested as of the Closing Date, and (B) each such employee shall receive a 2008 matching contribution under the FISV 401(k) for the portion of the plan year through the Closing Date (as FISV’s expense) at the same time as other plan participants receive 2008 matching contributions; provided, however, that the matching contribution paid to such Company Group employees shall be pro-rated for the portion of the 2008 plan year that occurs prior to the Closing Date.

(ii) For the period after the Closing Date through September 30, 2008, employees of the Company Group will continue to participate in the FISV 401(k) Plan. FISV will accrue for the matching contributions paid by FISV for the portion of the plan year from the Closing Date through September 30, 2008, and the Company Group will reimburse FISV for the amount of such matching contributions.

5.9. Intellectual Property Transfers. Prior to the Closing, the Sellers or their Affiliates, as applicable, and the applicable members of the Company Group shall execute assignments, in a form reasonably satisfactory to the Sellers and the Trident Investors, conveying Intellectual Property set forth on Schedule 3.2.9 that is not currently in the name of any member of the Company Group, to the applicable member of the Company Group.

5.10. Liens. Each of the Sellers shall use its reasonable best efforts to cause any Liens (including, without limitation, any Company Group Guarantees under any of the Fiserv Loan Documents) over the Assets or any Company Group Securities to be removed, released or terminated, effective as of or prior to the Closing, any such removal, release or termination to be in form and substance reasonably satisfactory to the Trident Investors.

5.11. Insurance Matters.

(a) Prior to the Closing, FISV has maintained insurance policies and fidelity bonds that provide certain coverage for itself and its Affiliates, including the members of the Company Group, and their respective employees, workers, officers, consultants and directors (the “FISV Insurance Policies”). From and after the Closing, except as provided herein, the Company shall be responsible for maintaining its own insurance policies and fidelity bonds separately form the FISV Insurance Policies. Notwithstanding the forgoing:

(i) FISV, upon request of the Company, shall cooperate with and use commercially reasonable efforts to assist the Company in the transition to its own separate insurance coverage from and after the Closing, and will provide the Company with information that is in the possession of FISV or any of its Affiliates and is necessary and, to the extent reasonably available, useful to obtain such insurance coverage;

(ii) Each of FISV and the Company, upon the request of the other, will cooperate with and use commercially reasonable efforts to assist the other in the collection of proceeds from insurance claims made under any FISV Insurance Policy; and

(iii) Each of FISV and the Company will use commercially reasonable efforts not to take any action that would jeopardize or otherwise interfere with any party’s ability to collect any proceeds payable pursuant to any FISV Insurance Policy.

(b) FISV, at the request of the Company, will assert or assist the Company Group in asserting, claims under any of the FISV Insurance Policies arising out of events, acts, or omissions to the extent commencing or occurring on or prior to the Closing, for which any member of the Company Group or any of their respective officers, directors, employees or other covered parties is entitled to recovery under any of the FISV Insurance Policies or which are otherwise covered by any of the FISV Insurance Policies in accordance with the terms thereof to the extent of the insurance coverage available (including any self insured retentions). FISV shall, promptly upon receipt, pay over to the Company Group any proceeds recovered in respect of any such claim. FISV confirms the sole right of the Company Group or any of their respective officers, directors, employees or other covered parties to assert any such claim in respect of the Business. Notwithstanding the foregoing, in all cases:

(i) The Company will promptly pay or reimburse FISV for all reasonable costs and expenses incurred by FISV in connection with such claims (which, for the avoidance of doubt, does not include any self-insured retentions under any such FISV Insurance Policies);

(ii) To the full extent permitted by contract and Applicable Law, the control and administration of any FISV Insurance Policy, including with respect to any proposed buyouts of any such FISV Insurance Policy, remains with FISV;

(iii) Such claims are subject to (and recovery thereon will be reduced by) the amount of any applicable deductibles, in respect thereof for which the Company rather than FISV was responsible prior to the Closing and limits of coverage available under such FISV Insurance Policy, further reduced by the amount that has been paid under such FISV Insurance Policy in respect of claims by FISV or its Affiliates (other than the Company Group);

(iv) With respect to claims-made FISV Insurance Policies, such claims must have been incurred and reported prior to the Closing to the extent required by such policies; and

(v) The Company shall promptly report to FISV any such claims of which it has knowledge and keep FISV reasonably informed with regard to the status thereof. FISV (or, in the event that the primary economic burden is to be borne by the Company, the Company) has the right to control the investigation, defense and settlement of claims, but no such settlement may be effected without the consent of the Company (or FISV, as applicable), which consent will not be unreasonably withheld or delayed, unless such settlement does not include any admission of liability or exposure to third party claims and includes as an unconditional term thereof the delivery of a written release of the Company (or FISV, as applicable) and any other named insured member of the Company Group (or FISV Affiliate (other than the Company Group), as applicable) from all liability in respect of such claims.

(c) For the avoidance of doubt, FISV has no right to receive, and will not seek, any premium or additional payment from the Company Group in respect of any FISV Insurance Policy.

5.12. Receivables Adjustment.

(a) Within 30 days following the Determination Date, Holdco shall cause the Company to prepare and deliver to FISV a certificate, which shall be true and complete, including detailed supporting information (the “Receivables Certificate”), consisting of (i) a statement of the aggregate amount of all cash collected by the Company Group from the Closing Date to the Determination Date, net of all third-party fees and expenses in connection with such collections, in respect of accounts receivable reflected on the Closing Balance Sheet or reflected on a previous balance sheet of the Company Group and written off prior to the Closing Date with respect to the business of WorkingRx, Inc. and Third Party Solutions, Inc. (the “Determination Date Collections”) and (ii) a calculation in reasonable detail of the amount, if any, payable by FISV pursuant to Section 5.12(b) (including any adjustment pursuant to Section 5.12(c).

(b) If the amount of Closing Date Receivables, as set forth on the Closing Statement, exceeds the amount of Determination Date Collections, as set forth on the Receivables Certificate, then FISV shall pay to the Company an amount equal to such excess.

(c) From the Closing Date until the earlier to occur of the fourth anniversary of the Closing Date or the occurrence of a Change of Control Transaction or an Asset Sale, Holdco shall cause the Company and its Subsidiaries to use their respective commercially reasonable efforts with respect to the collection and settlement of the accounts receivable generated by WorkingRx, Inc. and Third Party Solutions, Inc. before the Closing Date, provided that the sole remedy of the Sellers for the failure of Holdco to so cause the Company and its Subsidiaries to use such commercially reasonable efforts shall be an adjustment to any amount payable under Section 5.12(b) to the extent such amount reflects uncollected accounts receivable that would have been collected if such commercially reasonable efforts had been used by the Company and its Subsidiaries. In determining whether the Company and its Subsidiaries have used such commercially reasonable efforts, there shall be taken into consideration, along with any other relevant factors, the efforts used by the Company and its Subsidiaries after the Closing Date to collect accounts receivable generated by WorkingRx, Inc. and Third Party Solutions, Inc. after the Closing Date.

(d) Holdco shall cause the Company and its Subsidiaries to use their good faith efforts following the Closing to apply collections of accounts receivable to specific invoices or periods of account.

(e) Prior to the fourth anniversary of the Closing Date, without the prior consent of FISV, Holdco shall cause the Company and its Subsidiaries not to enter into any bulk settlement involving more than $1,500,000 of Closing Date Receivables and/or Written Off Receivables unless the cash collected by the Company Group in respect of such settlement is at least equal to the sum of (x) the product of (A) the uncollected balance of the Closing Date Receivables subject to the proposed settlement, multiplied by (B) the Applicable A/R Percentage, and (y) the product of (A) the uncollected balance of Written Off Receivables subject to the proposed settlement, multiplied by (B) 40%. FISV shall respond promptly and in good faith to any request for consent under this Section 5.12(e).

(f) If a Change of Control Transaction or an Assets Sale occurs following the Closing but prior to the fourth anniversary of the Closing Date, Fiserv agrees that it will enter into an agreement with the Company or the buyer of the Company or other members of the Company Group or their respective assets, as applicable, the effect of which will be to maintain in effect the provisions of this Section 5.12 on the same terms and conditions contained herein.

(g) Any payment pursuant to Section 5.12(b) shall be (i) made by wire transfer of immediately available funds within three Business Days after the delivery of the Receivables Certificate by the Trident Investors to an account or accounts designated in writing by the Company and (ii) treated as an adjustment to the purchase price payable by Newco to FISH under this Agreement for Tax reporting purposes to the extent permitted by Applicable Law.

ARTICLE VI

TERMINATION

6.1. Termination. This Agreement may be terminated at any time prior to the Closing Date by:

(a) the mutual written consent of the Trident Investors and the Sellers;

(b) either the Trident Investors or the Sellers, by written notice to the other applicable parties hereto, if:

(i) the Closing shall not have occurred on or before September 2, 2008 (the “End Date”), or such later date as may be approved in writing by the Trident Investors and the Sellers, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the closing to occur by such date; or

(ii) (A) there shall be any Applicable Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining any of the Trident Investors or the Sellers from consummating the Closing is entered and such judgment, injunction, judgment or order shall have become final and nonappealable;

(c) by the Trident Investors if:

(i) there shall have been any breach of any covenant, representation or warranty of either of the Sellers contained in this Agreement, provided that such breach would entitle the Trident Investors not to complete the transactions contemplated hereby pursuant to Article IV and such breach shall not have been, or is not capable of being, remedied within thirty (30) days after the receipt from such party of a notice in writing specifying the nature of such breach and requesting that such breach be cured; or

(ii) either of the Sellers or the Company shall be unable to pay its liabilities when due, or has filed a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or if any receiver is appointed for its business or property, or if any trustee in bankruptcy or insolvency shall be appointed under the laws of the United States government or of the several states, and such receiver or trustee has not been discharged within thirty (30) days after such appointment; or

(d) by the Sellers if:

(i) there shall have been any breach of any covenant, representation or warranty of a Trident Investor contained in this Agreement, provided that such breach would entitle the Sellers not to complete the transactions contemplated hereby pursuant to Article IV and such breach shall not have been, or is not capable of being, remedied within thirty (30) days after the receipt from such party of a notice in writing specifying the nature of such breach and requesting that such breach be cured; or

(ii) a Trident Investor shall be unable to pay its liabilities when due, or has filed a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or if any receiver is appointed for its business or property, or if any trustee in bankruptcy or insolvency shall be appointed under the laws of the United States government or of the several states, and such receiver or trustee has not been discharged within thirty (30) days after such appointment.

In the event of termination of this Agreement pursuant to this Section 6.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Trident Investors, the Sellers or their respective Subsidiaries or Affiliates, except to the extent provided in Section 6.2; provided, however, that the Sellers agree that, to the extent they have incurred losses or damages in connection with this Agreement or as a result of any breach by Holdco, Newco, or the Trident Investors or otherwise, the maximum aggregate liability of Holdco, Newco and the Trident Investors for such losses or damages shall be limited to an amount equal to the amount of the Termination Fee, and in no event shall the Sellers seek equitable relief or seek to recover any money damages in excess of such amount from the Trident Investors or Trident IV or any of their respective Representatives or Affiliates and provided, further, that the Trident Investors, Holdco and Newco agree that, to the extent they have incurred losses or damages in connection with this Agreement or as a result of any breach by the Sellers or otherwise, the maximum aggregate liability of the Sellers for such losses or damages shall be limited to an amount equal to the amount of the Termination Fee, and in no event shall the Trident Investors, Holdco or Newco seek to recover any money damages in excess of such amount from the Sellers or any of their respective Representatives or Affiliates. The foregoing shall not prevent the Trident Investors, Holdco or Newco from seeking equitable relief in connection with this Agreement, including pursuant to Section 8.13. The Limited Guaranty (only to the extent reflected therein) and the provision of this paragraph of Section 6.1, Section 6.2, and Article VIII, shall survive the termination of this Agreement.

6.2. Termination Fees.

(a) In the event that (i) the Sellers shall terminate this Agreement pursuant to Section 6.1(d)(i) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions in Section 4.1 or Section 4.2 not to be satisfied on the End Date assuming the Closing was scheduled on the End Date or (ii) the Sellers shall terminate this Agreement pursuant to Sections 6.1(b)(i) or 6.1(d)(i) because Trident FISG Lender LLC shall have not funded its loan to Newco under the Bridge Credit Facility on or prior to the End Date and there is no state of facts or circumstances that would reasonably be expected, or would reasonably have been expected, to cause all of the conditions in Section 4.1 and Section 4.2 and all of the conditions to Trident FISG Lender LLC’s obligations under the Bridge Credit Facility to make the loan provided for therein not to be satisfied on the End Date, assuming the Closing was scheduled on the End Date, then the Trident Investors shall pay to FISV a termination fee of $23,000,000 in cash (the “Termination Fee”), it being understood that in no event shall the Trident Investors be required to pay the Termination Fee on more than one occasion.

(b) In the event that the Trident Investors shall terminate this Agreement pursuant to Section 6.1(c)(i) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions in Section 4.1 or Section 4.3 not to be satisfied on the End Date assuming the Closing was scheduled on the End Date, then the Sellers shall pay to the Trident Investors the Termination Fee in cash, it being understood that in no event shall the Sellers be required to pay the Termination Fee on more than one occasion.

(c) Any payment of the Termination Fee required to be made pursuant to Section 6.2(a) or Section 6.2(b) shall be made to FISV or the Trident Investors, as applicable, promptly following termination of this Agreement (and in any event not later than ten (10) Business Days after delivery to the Trident Investors or FISV, as applicable, of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account or accounts to be designated in writing by FISV or the Trident Investors, as applicable.

(d) In the event that any party shall fail to pay the Termination Fee required pursuant to this Section 6.2 when due, such Termination Fee shall accrue interest for the period commencing on the date such Termination Fee became past due, at a rate equal to the Prime Rate calculated on a daily basis until the date of actual payment. Each of the Trident Investors and the Sellers acknowledges that the Termination Fee and the other provisions of Section 6.1 and this Section 6.2 are an integral part of this Agreement and that, without these agreements, the Sellers and the Trident Investors would not enter into this Agreement.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Sellers or the Trident Investors, as applicable, in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, in the absence of a Closing (but subject in all cases to Section 8.13), (x) FISV’s right to receive payment of the Termination Fee from the Trident Investors pursuant to this Section 6.2 or the guaranty thereof pursuant to the Limited Guaranty shall be the sole and exclusive, direct or indirect, remedy of the Sellers and their respective Subsidiaries against the Trident Investors, Trident IV, Holdco, Newco, Trident FISG Lender LLC and/or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents, general or limited partners, Affiliates, Representatives or assignee of any of the foregoing (each, a “Trident Affiliate”) for the loss suffered as a result of the failure to consummate the transactions contemplated by this Agreement or any of the Transaction Documents to be consummated at the Closing (regardless of whether this Agreement is terminated), including in the event the Trident Investors breach their representations, warranties, covenants, agreements or obligations under this Agreement, and upon payment of the Termination Fee, none of the Trident Investors, Trident IV or any Trident Affiliate shall have any further liability or obligation of any kind whatsoever relating to or arising out of this Agreement or the transactions contemplated hereby, and (y) the Trident Investors’ right to receive payment of the Termination Fee from the Sellers pursuant to this Section 6.2 shall be the sole and exclusive, direct or indirect, monetary remedy of the Trident Investors, Holdco and Newco against the Sellers and/or any of their respective former, current or future stockholders, directors, officers, employees, agents, Affiliates, Representatives or assignee of any of the foregoing (each, a “Seller Affiliate”) for the loss suffered as a result of the failure to consummate the transactions contemplated by this Agreement or any of the Transaction Documents to be consummated at the Closing (regardless of whether this Agreement is terminated), including in the event the Sellers breach their representations, warranties, covenants, agreements or obligations under this Agreement, and upon payment of the Termination Fee, none of the Sellers or any Seller Affiliate shall have any further monetary liability or obligation of any kind whatsoever relating to or arising out of this Agreement or the transactions contemplated hereby, provided that the foregoing shall not prevent the Trident Investors, Holdco or Newco from seeking equitable relief in connection with this Agreement, including pursuant to Section 8.13. Notwithstanding anything to the contrary herein, (i) in no event shall any party be required to pay fees or damages payable pursuant to this Section 6.2 on more than one occasion, (ii) in no event shall any party have to pay a Termination Fee pursuant to more than one subsection of this Section 6.2 and (iii) in no event shall any party be subject to liability, under this Agreement in a circumstance not set forth in this Section 6.2.

ARTICLE VII

INDEMNIFICATION

7.1. Survival of Representations and Warranties. All representations and warranties made by the parties in this Agreement or any other Schedule, certificate, instrument or document delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of the parties hereto and the Closing until the second anniversary of the Closing Date; provided, however, that the representations and warranties set forth in Sections 3.2.6 and 3.2.15 shall survive until 60 days after the expiration of the statute of limitations periods (giving effect to any waiver, mitigation or extension thereof) applicable to the matters referred to in such Sections; and

provided, further, that the representations and warranties contained in Sections 3.2.1 (other than the representations and warranties contained in Section 3.2.1(c)(ii) and Section 3.2.1(c)(iii)), 3.2.2, the second sentence of 3.2.12(b), 3.2.18 and 3.2.21 and the representations and warranties of the Trident Investors contained in Sections 3.3.1 (other than the representations and warranties contained in Section 3.3.1(d)(ii) and Section 3.3.1(d)(iii)), 3.3.5 and 3.3.6 shall survive the Closing and remain in effect indefinitely. Any and all other covenants and agreements contained herein shall survive until performed pursuant to the terms hereof or waived. Notwithstanding the foregoing, any covenant, representation or warranty as to which a claim shall have been instituted prior to the applicable expiration date as herein provided shall continue to survive until such claim has been finally decided, settled or adjudicated, but only with respect to such claim.

7.2. Limitations on Indemnification.

(a) The Trident Investors and the other indemnified parties referred to in Section 7.3(a) will not be entitled to make a claim against the Sellers pursuant to Section 7.3(a) with respect to any Taxes to the extent that they are permitted to make a claim for such Taxes under Section 7.5(a). In addition, the Trident Investors and the other indemnified parties referred to in Section 7.3(a) will not be entitled to make a claim against the Sellers pursuant to Section 7.3(a) with respect to clause (i) of Section 7.3(a) (except in so far as such claim relates to the representations and warranties set forth in Sections 3.2.1 (other than the representations and warranties contained in Section 3.2.1(c)(iii)), 3.2.2, 3.2.6, the second sentence of 3.2.12(b), 3.2.15, 3.2.18, 3.2.20 or 3.2.21) (the “Limited Claims”), unless and until the aggregate amount of claims which may be asserted for Indemnifiable Losses (as defined below) pursuant to Sections 7.3(a) by the Trident Investors and such indemnified parties with respect to all such Limited Claims taken together exceeds $500,000 (the “Deductible Amount”); provided that the aggregate liability of the Sellers pursuant to Section 7.3(a) with respect to all such Limited Claims shall not exceed $50,000,000 (the “Cap”). For the avoidance of doubt, once the aggregate amount of claims asserted for Indemnifiable Losses by the Trident Investors and the other indemnified parties referred to in Section 7.3(a) with respect to Limited Claims exceeds the Deductible Amount, the Trident Investors and such indemnified parties shall be entitled to payment for such Indemnifiable Losses pursuant to this Article VII only to the extent such Indemnified Losses exceed the Deductible Amount. For the avoidance of doubt, the Deductible Amount and the Cap shall not apply with respect to any of the representations and warranties set forth in Sections 3.2.1 (other than the representations and warranties contained in Section 3.2.1(c)(iii)), 3.2.2, 3.2.6, the second sentence of 3.2.12(b), 3.2.15, 3.2.18, 3.2.20 and 3.2.21 and the matters set forth in Section 7.5 and clauses (ii), (iii), (iv), (v) and (vi) of Section 7.3(a), and any of such representations and warranties and matters will not be considered in determining whether Indemnified Losses have exceeded the Deductible Amount or the Cap.

(b) Neither the Sellers nor any other Indemnified Party referred to in Section 7.3(b) will be entitled to make a claim against the Trident Investors pursuant to Section 7.3(b)(i) unless and until the aggregate amount of claims which may be asserted for Indemnifiable Losses pursuant to Section 7.3(b)(i) by the Sellers and such indemnified parties taken together exceeds the Deductible Amount, and the aggregate liability of the Trident Investors pursuant to Section 7.3(b)(i) shall not exceed the Cap. For the avoidance of doubt, once the aggregate amount of claims asserted for Indemnifiable Losses by the Sellers and any other indemnified parties referred to in Section 7.3(b)(i) exceeds the Deductible Amount, the Sellers and such indemnified parties shall be entitled to payment for such Indemnifiable Losses pursuant to this Article VII only to the extent such Indemnified Losses exceed the Deductible Amount.

(c) For purposes of this Agreement, “Indemnifiable Losses” means any and all losses, damages, liabilities, claims, demands, deficiencies, judgments, settlements, costs and expenses of any nature whatsoever (including, without limitation, the reasonable fees and expenses of the Indemnified Party’s outside counsel or other advisors and court costs and the other reasonable out-of-pocket fees and expenses of the Indemnified Party), whether or not resulting from a Third-Party Claim.

(d) To the extent provided herein, the amount of any Indemnifiable Losses (including any liability for Taxes or payments in respect of Taxes) that gives rise to an indemnification payment to any party (an “Indemnified Party”) pursuant to Sections 7.3 or 7.5 shall be (without duplication) (i) increased by any Taxes (or payments in respect of Taxes) incurred by such Indemnified Party as a result of the receipt of the indemnity payment (as increased pursuant to this Section 7.2(d)) and (ii) reduced by any decrease in Taxes (or payments in respect of Taxes) as a result of a Tax deduction or credit (a “Tax Benefit”) actually realized by such Indemnified Party as a result of such Indemnifiable Losses during the taxable year in which such indemnification payment is made. A Tax Benefit that results from an event giving rise to the indemnity payment shall be considered actually realized by such Indemnified Party only to the extent that, but for such Tax Benefit, such Indemnified Party’s Tax liability would be higher than it is with such Tax Benefit (e.g., deductions, credits or losses of such Indemnified Party that do not result from the event giving rise to the indemnity payment shall be deemed to be used prior to the use of any deduction, credit or loss that does result from the event giving rise to the indemnity payment). The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any final determination with respect to such Indemnified Party’s liability for Taxes, and if necessary, payments shall be made between the parties to this Agreement to reflect such adjustment.

(e) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Indemnifiable Loss that any Indemnified Party asserts or is reasonably likely to assert under ARTICLE VII upon becoming aware of any event that would reasonably be expected to give rise to such assertion.

7.3. Indemnity.

(a) Subject to Section 7.2 and Section 7.5, the Sellers, jointly and severally, agree to indemnify Newco, Holdco, the Company Group and the Trident Investors, their respective Affiliates and their respective directors, officers, employees and agents, and holds such parties harmless from and against and in respect of, and shall pay or reimburse Holdco, Newco, the Trident Investors, the Company Group and their respective Affiliates and their respective directors, officers, employees and agents, for, any and all Indemnifiable Losses resulting from or arising out of, in any way whatsoever (i) the breach of any representation or warranty of the Sellers contained in this Agreement (disregarding and treating as not existing any limitations or exception contained therein as to materiality or Material Adverse Effect; for clarity, it being understood that this parenthetical shall not apply to clause (iv) of Section 3.2.4 and clause (ii) of the lead-in paragraph to Section 3.2.5) for purposes of determining both whether a breach of representation and warranty has occurred and the amount of the Indemnifiable Losses resulting from or arising out of such breach), (ii) the nonperformance, in whole or in part, of any covenant or agreement of the Sellers contained in this Agreement, (iii) any liabilities of the Company and its consolidated Subsidiaries that are recorded on the financial statements of FISV, including equity-based compensation, vacation accruals, incurred but not reported and paid self-insured medical benefit expenses, and workers compensation accruals, (iv) Insurance Wholesalers, including, without limitation, the transfer of its stock or assets by the Company to FISV or any of its Affiliates or any earnout or contingent payment relating to the acquisition of Insurance Wholesalers, (v) any Liens over the Assets or any Company Group Securities other than Company Permitted Encumbrances; provided, however, that for purposes of this clause (v) of Section 7.3, the term “Company Permitted Encumbrances” shall not include any Liens Previously Disclosed, and (vi) the matter set forth on Schedule 7.3, and any related investigation, action, suit, inquiry, settlement, decree, order or proceeding of any Governmental Entity.

(b) Subject to Section 7.2, each Trident Investor agrees to indemnify severally (as to itself), and not jointly, the Sellers and their respective Affiliates and their respective directors, officers, employees and agents and hold such parties harmless from and against and in respect of, and shall pay or reimburse the Sellers, their respective Affiliates and their respective directors, officers, employees and agents, for any and all Indemnifiable Losses resulting from or arising out of, in any way whatsoever (i) the breach of any representation or warranty of such Trident Investor contained in this Agreement (disregarding and treating as not existing any limitation or exception contained therein as to materiality or Material Adverse Effect for purposes of determining both whether a breach of representation and warranty has occurred and the amount of the Indemnifiable Losses resulting from or arising out of such breach), or (ii) the nonperformance, in whole or in part, of any covenant or agreement of such Trident Investor Holdco or Newco contained in this Agreement.

7.4. Third-Party Claims. If a claim by a third party is made against a party indemnified pursuant to this Article VII (a “Third-Party Claim”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VII, the Indemnified Party shall promptly notify in writing the indemnifying party of such Third-Party Claim; provided, however, that any failure of the Indemnified Party to notify promptly in writing the indemnifying party of such Third-Party Claim shall not relieve the indemnifying party of its obligations pursuant to this Article VII except to the extent that the indemnifying party would be actually and materially prejudiced under this Article VII in any way as a result of such failure. Except with respect to Third-Party Claims relating to Taxes (which shall be governed by Section 7.5), the indemnifying party shall have the right (but not the obligation) to undertake, conduct and control, through counsel of its own choosing and at the indemnifying party’s expense, the settlement or defense thereof, if (i) such Third-Party Claim involves only monetary damages and does not seek injunctive or other equitable relief, and (ii) the indemnifying party proceeds in good faith, expeditiously and diligently to defend such Third-Party Claim. The Indemnified Party shall cooperate with the indemnifying party or parties electing to defend any Third-Party Claim in accordance with the immediately preceding sentence, including by providing reasonable access to the books, records and personnel of the Indemnified Party upon reasonable notice and during normal business hours, without unreasonably interfering with the business and operations of the Indemnified Party; provided that the Indemnified Party will not be required to disclose any privileged information of the Indemnified Party or its Affiliates except as required by Applicable Law. An indemnifying party who has elected to defend a Third-Party Claim in accordance herewith shall permit the Indemnified Party or Indemnified Parties to participate in such settlement or defense through counsel chosen by the Indemnified Party, provided, that (except as provided below) the fees and expenses of such counsel shall be borne by the Indemnified Party. Without the prior written consent of the Indemnified Party, which consent shall not unreasonably be withheld or delayed, the indemnifying party will not enter into any settlement of any Third-Party Claim. If (i) the Third-Party Claim does not involve a Claim only for monetary damages, (ii) the indemnifying party does not serve on the Indemnified Party by certified mail, postage prepaid, return receipt requested, a written notice of its intention to defend, (iii) the indemnifying party at any time fails to diligently prosecute or defend the Third Party Claim in good faith or does not commence to contest any matter within fifteen (15) Business Days after receipt of written notice from the Indemnified Party of the existence of such matter, (iv) the indemnifying party disputes it is liable to the Indemnified Party for any sum pursuant to this Article VII, or (v) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the indemnifying party and the Indemnified Party that would make separate representation advisable, then the Indemnified Party shall have full right and power to defend or otherwise deal with, settle and dispose of the matter (and, subject to Section 7.2, shall be indemnified for the fees and expenses of counsel retained for such purpose); provided, however, that the Indemnified Party or Indemnified Parties will not enter into any settlement or pay (except pursuant to a final court order or judgment) any Third-Party Claim without the prior written consent of the indemnifying party, which consent shall not unreasonably be withheld or delayed. Notwithstanding the foregoing, the Indemnified Party or Indemnified Parties shall have the right to pay or settle any Third-Party Claim without the prior written consent of the indemnifying party, provided that in such event, all relevant Indemnified Parties shall waive any right to indemnity in respect of such paid or settled Third Party Claim by the indemnifying party.

7.5. Tax Matters.

(a) Indemnity. Subject to Section 7.5(j), the Sellers, jointly and severally, agree to indemnify the Company Group, Holdco, Newco, the Trident Investors, their respective Affiliates and their respective directors, officers, employees and agents, and hold such parties harmless from and against and in respect of, and shall on demand pay or reimburse the Company Group, Holdco, Newco, the Trident Investors, their respective Affiliates and their respective directors, officers, employees and agents, for, any and all Indemnifiable Losses for or in respect of Taxes (together with any related Indemnifiable Losses):

(i) which are imposed on, attributable to, or payable by, any member of the Company Group with respect to any taxable period (or portion thereof) ending on or before the Closing Date (including, for the avoidance of doubt, any interest, penalty or additions to tax accruing after the Closing Date on any Taxes for which the Sellers are liable under this Section 7.5(a)(i)),

(ii) of any member of the Company Group (A) arising under the provisions of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) by virtue of any member of the Company Group having been a member of a consolidated, affiliated, combined or unitary group prior to the Closing, (B) arising under any contractual obligation entered into on or prior to the Closing (other than this Agreement) in respect of a taxable period (or portion thereof) ending on or prior to the Closing Date or (C) being a transferee or successor of any other Person on or prior to the Closing,

(iii) arising from or attributable to any inaccuracy in or breach of any representation or warranty made in Section 3.2.6,

(iv) arising as a result of any inclusion under Section 951(a) of the Code (or any similar or corresponding provision of state or local Tax law) with respect to a member of the Company Group that is or was treated as a foreign corporation for U.S. federal income tax purposes attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code (or any similar or corresponding provision of state or local Tax Law), received or accrued on or prior to the Closing Date or (B) the holding of “United States property,” within the meaning of Section 956 of the Code (or any similar or corresponding provision of state or local Tax Law), on or prior to the Closing Date,

(v) arising from or attributable to the transactions contemplated by this Agreement, or

(vi) arising from any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) that is attributable to the manner in which any item was reported for a taxable period (or portion thereof) ending on or prior to the Closing;

provided that, with respect to Taxes other than Income Taxes, the Sellers shall be required only to indemnify for Taxes arising prior to the Closing Date to the extent that such Taxes, individually or in the aggregate, exceed the Company Group’s accrued and unpaid liability for current Taxes payable set forth on the Closing Balance Sheet, provided, further, that any such amounts accrued on the Closing Balance Sheet shall be reflected in the calculations of Closing Working Capital.

The parties agree that the Company Group shall be deemed, for the purpose of the Sellers’ obligation under this Section 7.5(a), not to have the benefit of any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arising from or relating to any taxable period (or portion thereof) commencing after the Closing Date.

(b) Straddle Tax Period Apportionment. In the case of any Taxes that are payable for a Straddle Tax Period, the portion of such Tax that relates to the Pre-Closing Date Tax Period shall be deemed to be: (i) in the case of any property Tax, the amount of such Tax for the Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period on or prior to the Closing Date, and the denominator of which is the number of all days in the entire Straddle Tax Period; and (ii) in the case of any Tax (other than any property Tax), the amount that would be payable if the relevant Tax period ended on the Closing Date.

(c) Responsibility for Tax Return Preparation.

(i) Subject to Section 7.5(j), the Sellers shall prepare and, to the extent permitted by law, file, or cause to be prepared and, to the extent permitted by law, file, all Tax Returns required to be filed by any member of the Company Group after the Closing Date with respect to any Tax period that actually ends on or before the Closing Date and all FISV Group Tax Returns.

(ii) Subject to Section 7.5(j), following the Closing, Holdco shall prepare and file, or cause to be prepared and filed, all Tax Returns for Straddle Tax Periods required to be filed by any member of the Company Group.

(iii) Each Tax Return described in Section 7.5(c)(i) or (ii) shall be prepared in a manner consistent with past practice, including as to Tax elections and Tax accounting methods, unless such inconsistency (x) could not have a material detrimental effect on the party not preparing such Tax Return, (ii) is required under any Transaction Document or (iii) is required by applicable law.

(iv) Each party responsible for the preparation of a Tax Return described in this Section 7.5(c)(i) or (ii) shall submit such Tax Return to the other party, as applicable, (together with schedules, statements and, to the extent required by such other party, supporting documentation) (x) with respect to any Income Tax Return, at least 40 days prior to the due date (including extensions) of such Tax Return and (y) with respect to any other Tax Return, as soon as reasonably practicable, but in no event later than 5 days prior to the due date (including extensions) of such Tax Return; provided that Sellers shall not be required to submit FISV Group Tax Return but shall be required to submit the relevant pro forma Tax Returns related to the Company Group. If such other party objects to any item on any such Tax Return, it shall, within 30 days after delivery of such Tax Return, notify the party responsible for the preparation of such Tax Return in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection is duly delivered, the parties shall negotiate in good faith and use their reasonable best efforts to resolve such items; provided that if the parties do not resolve such items, such items shall be submitted to the Tax Referee pursuant to Section 7.5(h). If an objection is not due, or is not resolved, with respect to any Tax Return at least one day prior to the due date therefor, such Tax Return shall be filed as originally prepared and subsequently amended to reflect the final resolution of such dispute.

(v) The Sellers’ consolidated federal income Tax Return for the taxable period that includes the Closing Date shall be filed in accordance with Treasury Regulations Sections 1.1502-76(b)(2)(i) and 1.1502-76(b)(2)(vi) (determined using the closing of the books method), with no election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D).

(d) Refunds. Any refund (including interest paid thereon, to the extent received by the Company Group), paid or credited to the Company Group with respect to a Tax period that actually ends on or prior to the Closing Date shall be for the Sellers’ account, except for any such refund that (x) is attributable to any post-Closing deduction, loss, credit or similar benefit or (y) has been reflected in the calculations of Closing Working Capital. The portion of any refund (including interest paid thereon, to the extent received by the Company Group) paid or credited to the Company Group and attributable to the pre-Closing portion of any Straddle Tax Period shall be for Sellers’ account, except for any refund that (x) is attributable to any post-Closing deduction, loss, credit or similar benefit or (y) has been reflected in the calculations of Closing Working Capital. All other refunds shall be for Holdco’s account. Holdco or its Affiliates (including the Company Group) shall pay (or cause to be paid) to the Sellers the amount of any refund that is for Sellers’ account, within five days after receipt thereof by Holdco or any of its Affiliates (including the Company Group). Any such payment shall be net of any incremental cost incurred by or Tax imposed on Holdco or any of its Affiliates (including the Company Group) in connection with receipt of such refund, and the Sellers shall, to the extent necessary, reimburse Holdco or the applicable member of the Company Group for any such incremental cost or Tax. If the Sellers determine that any member of the Company Group is entitled to file or make a formal or informal claim for a refund or an amended Tax Return providing for a refund with respect to a Tax period that actually ends on or prior to the Closing Date, the Sellers shall be entitled to file or make such claim or amended Tax Return on behalf of the applicable member of the Company Group and shall control the prosecution of such refund claim (so long as such refund is for the account of the Sellers), provided that Holdco shall have rights similar to those under Section 7.5(c) with respect to such claim. The parties shall cooperate in making a formal or informal claim for any refund attributable to a Straddle Tax Period.

(e) Amended Returns. Except to the extent required by law, Holdco shall not permit any member of the Company Group to file any amended Tax Return for any Pre-Closing Date Tax Period without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Records, Etc. The Sellers shall retain, or cause to be retained, all of their Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relating to the Company Group relevant for Taxes for all Pre-Closing Date Tax Periods and Straddle Tax Periods until the applicable period for assessment under applicable law, including assessments regarding the utilization of Tax losses and credits generated during a Pre-Closing Date Tax Period or Straddle Tax Period

(giving effect to any and all extensions or waivers) has expired (“Retention Period”), and to abide by all record retention agreements entered into with any Taxing Authority. The Sellers agree to give Holdco and the Company Group reasonable notice of the opportunity to receive such books and records after such Retention Period, prior to discarding or destroying any such books and records.

(g) Loss Disallowance Rule. If (i) Proposed Treasury Regulation Section 1.1502-36 becomes effective in its current form as of the date hereof or in a form substantially similar to its current form as of the date hereof (as so effective, the “New LDR Rules”), (ii) the New LDR Rules are applicable to any transfer (or deemed transfer) of shares of any member of the Company Group and (iii) the New LDR Rules permit any election (or protective election) to reduce the Tax basis in the shares of a first-tier member of the Company Group in order to prevent any reduction of any asset Tax basis or other attributes of any member of the Company Group, then the Sellers shall make such election. The parties further agree to take such commercially reasonable actions as are required to give effect to the intent of the parties that the Tax basis and Tax attributes of the member of the Company Group be preserved to the maximum extent permitted by law even if such preservation requires a reduction or disallowance of any loss otherwise available to the Sellers.

(h) Tax Disputes. If, after negotiating in good faith, Newco, the Trident Investors and the Sellers are unable to reach an agreement relating to any Tax matter under this Article VII, the dispute shall be submitted to a nationally recognized law firm (the “Tax Referee”), chosen and mutually acceptable to both parties within 30 Business Days of the date on which the need to select such a Tax Referee arises. The Tax Referee shall resolve any disputed items within 30 Business Days of having the item referred to it, pursuant to such procedures as it may require. The parties shall promptly act to implement the decision of the Tax Referee. The fees and expenses of the Tax Referee shall be borne by each party to the extent the position of the other party is upheld by the Tax Referee.

(i) Tax Sharing Agreements. The Sellers shall cause all tax allocation agreements as to which any member of the Company Group and any Seller or any affiliate of Seller (other than the members of the Company Group) is party to be terminated prior to the Closing and no payments shall accrue or be made under any such agreement following the Closing.

(j) Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes shall be borne 50% by the Trident Investors and 50% by the Sellers. The Sellers shall file, or shall cause to be filed, to the extent permitted by Applicable Law, all Tax Returns as may be required to comply with the provisions of such Tax laws relating to Transfer Taxes. The Trident Investors and, following the Closing, Holdco shall cooperate with the

Sellers in connection with all such filings and shall file (or cause the Company to file) those Tax Returns with respect to Transfer Taxes that the Sellers are not permitted to file.

ARTICLE VIII

MISCELLANEOUS

8.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (a) upon confirmation of facsimile or e-mail, (b) one Business Day following the date delivered by nationally recognized overnight courier service, or (c) five Business Days following the date mailed when mailed by first-class registered or certified mail, postage prepaid, return receipt requested, addressed:

if to the Trident Investors, Holdco or Newco:

c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

Attention: David J. Wermuth, Esq.

Telephone: (203) 862-2924

Facsimile: (203) 862-2925

E-mail: dwermuth@stonepoint.com

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn: Stephen R. Hertz, Esq.

Telephone: (212) 909-6453

Facsimile: (212) 909-6836

E-mail: srhertz@debevoise.com

If to the Sellers:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

Attn: James W. Cox

Telephone: (262) 879-5004

Facsimile: (262) 879-5245

E-mail: jim.cox@fiserv.com

with a copy to

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

Attn: Charles W. Sprague

Telephone: (262) 879-5517

Facsimile: (262) 879-5245

E-mail: charles.sprague@fiserv.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Attention: Mark J. Menting, Esq.

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Any of the parties hereto may designate another addressee or change its address for notices and other communications hereunder by a notice given to the other applicable parties in the manner provided for in this Section 8.1.

8.2. Entire Agreement. This Agreement and each other agreement or document contemplated hereby (including any respective exhibits and schedules), when executed and delivered, constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, oral or written, express or implied, among the parties hereto and their respective Affiliates, representatives and agents in respect of the subject matter hereof and thereof.

8.3. Expenses. Except as otherwise expressly provided in this Agreement, the Trident Investors will pay the costs and expenses of the Trident Investors, Holdco and

Newco, and FISV will pay the costs of and expenses of the Sellers and the Company Group (including, without limitation, the fees and expenses of Credit Suisse Securities (USA), LLC), in each case, incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby; provided that the Sellers, on the one hand, and the Trident Investors, on the other hand, shall each be responsible for 50% of the filing fees payable in connection with any filings required by any party under the HSR Act in connection with the transactions contemplated by this Agreement or the other Transaction Documents; and provided, further, that FISV will pay the costs and expenses of Newco incurred in connection with the negotiation, execution and closing of the Bridge Credit Facility.

8.4. Public Announcements. At all times at or before the Closing, the Trident Investors, the Sellers and their respective Affiliates or representatives, will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other. If any aforementioned party is unable to obtain the approval of its public report, statement or release from the other applicable parties and such report, statement or release is, in the opinion of legal counsel to such party, required by Applicable Law in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. The Trident Investors and the Sellers will also obtain the applicable counterparty’s prior written approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement, such approval not to be unreasonably withheld or delayed.

8.5. Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Applicable Law or otherwise afforded, will be cumulative and not alternative.

8.6. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

8.7. No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person expressly entitled to indemnity under Article VII.

8.8. No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except for assignments and transfers by operation of Applicable Law.

8.9. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

8.10. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable, under any present or future Applicable Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

8.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.12. Governing Law, etc.

(a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. The Trident Investors, Holdco, Newco and the Sellers hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. Each of the Trident Investors, Holdco, Newco and the Sellers irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of the Trident Investors, Holdco, Newco and the Sellers hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each of the Trident Investors, Holdco, Newco and the Sellers hereby waives, and agrees not to assert, to the maximum extent permitted by Applicable Law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The Trident Investors, Holdco, Newco and the Sellers hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.13. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Sellers or any of their respective Subsidiaries were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Article VI, the Trident Investors shall be entitled to an injunction or injunctions as a remedy for breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. The parties acknowledge and agree that neither the Sellers nor any of their respective Subsidiaries shall be entitled to an injunction or injunctions against the Trident Investors or any other Person as a remedy for breaches of this Agreement under any circumstance or to enforce specifically the terms and provisions of this Agreement, and the sole and exclusive remedy of the Sellers with respect to any such breach or otherwise shall be the monetary damages set forth in Section 6.2.

8.14. No Recourse. This Agreement may be enforced only against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or Representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

TRIDENT FIS HOLDINGS, LLC

By:	Trident IV, L.P.
By:	Stone Point Capital LLC, as manager

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Principal

TRIDENT FIS PF HOLDINGS, LLC

By:	Trident IV Professionals Fund, L.P.
By:	Stone Point Capital LLC, as manager

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Principal

INSURANCE SOLUTIONS HOLDINGS, INC.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

INSURANCE SOLUTIONS GROUP, INC.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

FISERV, INC.

By:	/s/ Jeffery W. Yabuki
Name:	Jeffery W. Yabuki
Title:	President and Chief Executive Officer

FISERV INSURANCE HOLDINGS, INC.

By:	/s/ Jeffery W. Yabuki
Name:	Jeffery W. Yabuki
Title:	President

Annex A

HOLDCO PREFERRED STOCK SUBSCRIPTION AMOUNTS

1. Trident Investors:

Investor	Number of Holdco Series A Preferred Shares	Subscription Price
Trident FIS Holdings, LLC	2,021,022	202,102,200
Trident PF FIS Holdings, LLC	34,278	3,427,800
Total:	2,055,300	$205,530,000

2. FISH:

Investor	Number of Holdco Series B Preferred Shares
Fiserv Insurance Holdings, Inc.	1,974,700
Total:	1,974,700